         This registration statement has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment.


   As filed with the Securities and Exchange Commission on January 21, 1999.


   --------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3


                                       TO

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                  ---------------------------------------------

                             INNOVA PURE WATER, INC.
                  ---------------------------------------------
               (Exact Name of Registrant As Specified in Charter)

         Florida                                          59-2567034
--------------------------------            ------------------------------------
(State or jurisdiction of                   (I.R.S. Employer Identification No.)
incorporation or organization)

         13130 - 56th Court, Suite 605, Clearwater, Florida             33760
                 (Address of principal executive offices)             (Zip Code)
       Registrant's telephone number, including area code: (727) 572-1000

        Securities to be registered pursuant to Section 12(b) of the Act:

                 Title of each class             Name of each exchange on which
                 To be so registered             Each class is to be registered

                       N/A                                 N/A

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock ($.0001 par value)

                                (Title of Class)




================================================================================

                                TABLE OF CONTENTS

                                     PART I
ITEM 1.  DESCRIPTION OF BUSINESS.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

ITEM 3.  DESCRIPTION OF PROPERTY.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

ITEM 6.  EXECUTIVE COMPENSATION.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

ITEM 8.  DESCRIPTION OF SECURITIES.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
         OTHER SHAREHOLDER MATTERS.

ITEM 2.  LEGAL PROCEEDINGS.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS.

                                    PART III

ITEM 1.  DESCRIPTION OF EXHIBITS.

                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

         Innova Pure Water, Inc. a Florida corporation (the "Company" or "Innova") was incorporated August 13, 1985. The Company designs, develops and manufactures unique consumer water filtration products. These products have been historically of the portable nature and generally consist of a container serving as a water reservoir incorporating an integral highly efficient water-filtering device. The container may be in the shape and size of a bottle, pitcher or carafe. The Company also has and continues to investigate counter top and in-line filtration systems.

         The Company has become recognized as an innovator in the water filtration field with numerous patent rights assigned to it from its founder, John E. Nohren, Jr., which potentially provide the Company with competitive advantages. It has been the Company's ability to create both new products and develop technology that has permitted it to differentiate itself from other competitors within the field. The Company has also demonstrated the ability to address and open significant new markets previously overlooked or ignored. Examples of these markets are portable personal and sport type filter bottles; and products for the infant, children's, and teen market. On the technology side, Innova has attracted interest from large consumer products companies. This has led to the Company differentiating itself as a product innovator and creator as well as product producer, thus making the Company attractive as a strategic alliance partner to a strong multi-national marketing company such as Rubbermaid. Such an alliance has been created under which the Company creates and manufactures while Rubbermaid markets and distributes the products. The elimination of the need for the Company to finance its own sales and marketing program has allowed the Company to achieve profitability while attaining distribution that would otherwise be impossible. However, there is no assurance that the Company will continue to achieve profitability.

         The water filtration products of the Company are designed to provide an improved quality and much better tasting water for the average consumer at an affordable price. The Innova filtration process has been shown under independent taste tests to have no discernible taste or quality differences from the expensive designer bottled waters, while costing a fraction of the price. The products currently produced are primarily designed to treat tap water, reducing chlorine, taste and odor. Portable highly effective filtration products will be introduced shortly for the removal of biological contaminants including protozoa and bacteria. Future products are under development, which are focused upon the removal of heavy metals, such as lead, as well as arsenic, and radioactive contaminants, which are beyond the capabilities of competitive technology. Also, the Company has created a unique line of filters to adapt to 5 gallon water bottles commonly used in conjunction with coolers and crocks. The products are adaptable to the world market requirements as well as domestic market needs. A new strategic alliance is being established for the domestic distribution of water filters adaptable to the 1-5 gallon crock and cooler class of products. There is no assurance that this alliance will be consummated or that the Company will be able to commercially exploit its water purification technologies on a profitable basis.

CUSTOMERS, STRATEGIC ALLIANCES AND MARKETING

         The Company believes that as a result of the diminishing quality of tap water, both domestically and world wide, the opportunities for the application of the Company's water filtration products and technology will continue to grow for a number of years. Domestically, the current annual market for bottled water is estimated at $4 billion, with the market penetration of bottled water at approximately 20%. The water filter market is currently estimated to be $1.4 billion with 14% market penetration. The rate of growth of consumer water filtration products is exceeding that of bottled water. As it is anticipated that the penetration of water filter products will be at least that of popular appliances, exceeding 80%, it is management's opinion that the major growth and sales in the water filtration product category are yet to come. In addition, the market is worldwide and estimated at more than $20 billion.

         It is the Company's opinion that to the consumer, drinking tap water has become both distasteful and suspect as a result of the use of chlorine, which forms carcinogenic by-products and is strongly suspected by some members of the medical community to be a cause of arterial and heart disease. In addition, the dangers and frequency of lead in tap water, as well as the presence of Cryptosporidium, or Giardia, harmful protozoa, have made the consumer aware of the potential dangers associated with drinking tap water. The typical consumer of the Company's products primarily seeks clean, fresh tasting water. A growing number of health conscious consumers are also becoming concerned about the inherent quality of tap water.

         The retail customer base for the Company's products consists of all major consumer product retailers. This includes the mass merchants, grocery, drug, and department store retailers. This also constitutes the basic domestic market universe of Rubbermaid, Innova's Strategic Alliance Partner, that typically has distribution in more than 50,000 retail stores. While there is no assurance that Innova's products will be purchased by Rubbermaid's customers, extensive penetration is anticipated.

         The Company's products are directly marketed using television and print media by Goodtimes Licensing & Entertainment ("Goodtimes") with Richard Simmons as the marketing spokesperson. Last year their infomercial incorporating the Company's water treatment products was the top rated infomercial for an extended period.

         In order to overcome the disadvantage of being a small company, and lack of capital to adequately support a national sales program, the Company has created a series of strategic alliances with nationally recognized companies referenced above and as set forth below (the "Strategic Alliance Partners"). As a result, the Company obtains the distribution and sales of its products on a national and international basis without the costs and burdens associated with the sales of consumer products, and with a market penetration several magnitudes beyond what the Company could achieve independently. The Company also benefits by the consumer acceptance of the brand names and the reputation of the Strategic Alliance Partners.

         On July 21, 1997, the Company entered into a strategic alliance, which includes manufacturing, developing, marketing, and distributing provisions with Rubbermaid Incorporated ("Rubbermaid"). This agreement grants Rubbermaid certain rights to market the products of the Company. The agreement provides for the marketing and distribution of certain selected products throughout the United States and internationally, on either an exclusive or non-exclusive basis. The exception being distribution agreements which were in place prior to the Rubbermaid Agreement for specific niche markets, or distribution agreements covering specific countries which are excluded from the agreement with Rubbermaid.

         The agreement with Rubbermaid provides that the Company will receive an additional $.10 on each of its filter products for the first 10,000,000 units sold by Rubbermaid as compensation for previous Innova product research and development. These payments are in addition to the normal contract sales price.

         Rubbermaid, during the summer of 1998,engaged in preliminary promotional activities for the Company's products. These promotional activities include especially prepared and painted vans touring the United States, which demonstrated and provided samples of the Company's filtration products. This is currently being followed with selected in-store demonstrations, or taste-tests, and national advertising in publications such as The Reader's Digest.

         Management of the Company believes that due to Rubbermaid's commitment to market and endorse the Innova water filtration products the Company's sales and profits will increase in fiscal year 1999. However, there is no assurance that consumers will purchase the Innova water filtration products on a wide scale. In addition, management of the Company is unable to predict what effects, if any, Rubbermaid's recent merger announcement with Newell will have on Rubbermaid's continuing commitment to market and endorse the Company's products. During the fiscal year ended June 30, 1998 and fiscal first quarter ended September 30, 1998, sales to Rubbermaid amount to approximately 43% and 78%, respectively, of the Company's net sales.

         On September 26, 1997 the Company entered into a supply agreement with Bowline Family Products ("Bowline") to furnish Innova's standard water filters for inclusion into Bowline's tote covered water bottle products. A modified filter will also be produced for Bowline for inclusion into their new Sports team licensed products which include three dimensional designs associated with teams in the NFL, NHL, NBA, Major League Baseball, NASCAR, Sony and others. Minimum sales for the first year are projected to be 200,000 units. Based upon orders shipped and in-house, Bowline should substantially exceed their annual sales requirements.


         In October 29, 1997 the Company reached an understanding with Goodtimes Entertainment and Licensing ("GT") to continue to use Richard Simmons for direct media sales. In October, 1997 GT obtained 1.5 million shares of the Company's stock in a cashless exchange for warrants to purchase 11 million shares of company stock, for which the Company was paid $500,000 for the original warrant purchase rights acquired in August of 1996.


         At the time of issuance in 1996; these warrants had the following exercise prices: (1) 3,300,000 shares at $.40 per share; (2) 3,300,000 shares at $.75 per share; and (3) 4,400,000 shares at $1.00 per share.


         During the years ended June 30, 1998 and June 30, 1997, sales to GT amounted to approximately 26% and 65% of the company's net sales, respectively. For fiscal quarters ended September 30, 1998 and 1997, sales to GT amounted to approximately 16% and 90% of the Company's net sales for the quarter, respectively. This reduction is due to increased sales under the Rubbermaid agreement and phase out of the Richard Simmons infomercial.


         Due to GT's continuing stock ownership in the Company, management believes GT has a continuing financial incentive to continue marketing the Company's products. Accordingly, the Company has agreed not to sell its products via direct television advertising while promoted by GT. The Company and GT continue to discuss and evaluate the development of products and advertising campaigns which could utilize television as a marketing platform to increase sales. However, at the present time there are no current television advertising campaigns planned with GT as the Company focuses its resources on fulfillment obligations under the Rubbermaid campaign.


CURRENT PRODUCTS

         The Company currently produces products for distribution and sales through its Strategic Alliance Partners, as well as directly to select classes of trade on both a domestic and international basis. All products are patent protected under one or more issued patents. Additional patents are also pending. See "Business-Intellectual Property." The products currently in distribution are:

         1. A 2 liter portable or refrigerator bottle with filter and pour through sealing cap;
         2. A 16 oz. standard 28 mm neck water bottle with replaceable filter in a push-pull valve cap;
         3. A 20 oz. and 30 oz. sport type bottle with integral replacable filter mounted to the bottle top with a push-pull valve cap;
         4. Filters for installation into Rubbermaid Sport type bottles;
         5. Replacement filters for sport and refrigerator bottles;
         6. Baby bottles with filters for infants;
         7. Children's water filtration products; and
         8. Filters for sport promotion bottles with three dimensional figural head designs.

         The Company manufactures and assembles its product line In Clearwater, Florida. It also utilizes several component vendors and contract manufacturers. As a result of the vendor relationships established over the years, management believes the Company is assured of reliable and available capacity to sustain the significant projected growth. However, there is no assurance that such vendor relationships will continue in such a successful manner.

PRODUCT DEVELOPMENT
         The Company is actively engaged in additional new product development and the application of new and emerging technology primarily for Rubbermaid and to a lesser degree for its other Strategic Alliance Partners. It is the opinion of management that the technology and product concepts controlled by the Company can permit Rubbermaid to become a dominant company in the consumer water treatment category on an international basis. The Company has a continuing major product development program to assure, to the degree possible, that the Company remains the principal source for water treatment products for each of its Strategic Alliance Partners, and that its Strategic Alliance Partners maintain competitive product advantages.

         Five new products have been prototyped and are ready to be produced as follows:

         1. Drop-in filter to fit 28 mm bottleneck opening, retained in place by cap.

         2. Filter assembly for protozoa adaptable to sports bottles.

         3. Reversible filter housing providing suction fill for bottle filters.

         4. Single orifice filter for inverted bottle use; i.e., cooler containers.

         5. Filter adapter housing for cooling water.

         The drop in filter (#1 above) is currently ready for production. The protozoa filter (#2 above) will be ready for production in approximately 120 days. The Company anticipates that the remaining new products (#'s 3, 4 and 5 above) will be ready for production by the end of fiscal year 1999.

         The Company is also developing a filter manufactured of porous hydrophilic ceramics. While this filter is effective in removing bacteria and protozoa it does not remove viruses. Accordingly, its commercial feasibility is still under evaluation. The Company is testing whether integration with a carbon element is feasible. The Company does not anticipate it will produce this filter in the near future.

         In addition, the Company is developing a family of filters to fit one through five gallon cooler or crock style bottles. These products will be available with or without the types of biological treatments described in 1 and 2 above. These new Innova filtration products will permit the adaptation of the millions of cooler bottles currently in the home or office, which are delivered by truck, to be retrofitted with a high efficiency filtration unit which will treat approximately 50 bottles or 250 gallons prior to replacement. The user can refill the 5 gallon bottle with only the quantity of water easily lifted into place, while at the same time significantly reducing costs and freeing storage space.

         New rapid filtration media adaptable to carafes and pitchers are also being developed. The major problem with the water filtration carafes currently being marketed is the slow filtration period required to process water before it is available for drinking. There is also a useful volume constant as, typically only 50% of the volume of the carafe is available for filtered water. Thus, frequently, insufficient amounts of filtered water are available and the process time to filter additional water to satisfy the demand is simply too long. The new Company technology under development fills rapidly, fully processing the water in less than approximately four minutes, and pours freely. The process used is Static Filtration(TM), which Innova has "stockpiled" as technology for several years. Patents have been issued and others are pending.

         There is also a demand for a means to alert the consumer/user when a water filter should be replaced. To satisfy the needs of Rubbermaid in this regard, the Company has under development a "foolproof" counter which will alert the user that it is time to change the filter.


         The Company is a party to a non-exclusive license agreement with A.C. International which grants A.C. International ("AC") the right to market and distribute the Company's filters as part of AC's bottle and caps. The Company is entitled to a royalty of $.30 for each filter sold for sales up to 500,000 units. Total royalties received during fiscal year end June 30, 1998 were approximately $10,000. Management does not anticipate significant license fees from this arrangement in the current fiscal year.

SALES AND BACKLOG

         The sales for the fiscal year ended June 30, 1998 were $3,194,000. As of September 30, 1998, sales for the quarter have amounted to $1,504,800 with an order backlog approximating $300,000.

Existing orders forecasted (as differentiated from actual order backlog) through September 30 1998 approximates $2,500,000. As noted in Footnote 1 of the accompanying financial statements, significant portions of the Company's sales are to limited customers. The loss of one of these significant customers could have a significantly disruptive effect on the normal functioning of the Company.

COMPETITION

         The Company competes with many other companies that supply water filtration products. The principal competitive product would be the "pour through" carafe type product normally kept in the refrigerator and used in the kitchen.

         Several companies, including Brita, Discovery Engineering (Pur), Rubbermaid and others compete in the pitcher or carafe products market segment which, while not portable outside the home and decidedly more expensive, are otherwise directly competitive to the Innova two liter bottle. However, the Company has the only product in a two liter size that is a truly portable pitcher type product with a spill proof locking cap. The leading company in the pitcher category is Brita.

         The Company also competes indirectly with other companies that supply bottled water, including The Perrier Group of America, Inc. (which includes Arrowhead Mountain Spring Water, Poland Spring, Ozark Spring Water, Zephyrhills Natural Spring Water, Deer Park, Great Bear and Mountain Ice) and Great Brands of Europe (which includes Evian Natural Spring Water and Dannon Natural Spring Water). The Company also competes with numerous regional bottle water companies located in the United States and Canada.

         The Company is the early leader in sales of portable bike, sport and 16 oz. filter water bottles, as well as the two liter portable pitcher. The category is new and has been promoted by Richard Simmons under contract with the Company's Strategic Partner, Goodtimes Licensing and Entertainment, who in the first year sold over 2,000,000 16 oz. personal water filter bottles and thousands of 30 oz. sport type bottles. Since then, Aladdin Industries and others have entered this rapidly expanding market. The Company expects that more competitors will enter the water filtration products market, resulting in even greater competition for the Company. Many of the companies with whom the Company currently competes, or may compete in the future, have greater financial, technical, marketing, and sales resources, as well as greater name recognition than the Company. There can be no assurance that the Company will have the resources required to respond effectively to market or technological changes or to compete successfully in the future, although it's alliances provide certain advantages in these regards as does the Company's patent position.

INTELLECTUAL PROPERTY

         The Company has rights to numerous patents in the consumer product water treatment field in which twelve issued patents and two pending patents are specifically related to consumer water treatment products. In total the Company pursuant to a royalty agreement with its founder, Mr. John E. Nohren, has obtained more than 20 patents of which the intellectual base may be applicable to consumer water treatment products. It also has two additional patents pending both domestically and internationally.

         The Company is the plaintiff in a patent infringement and unfair competition lawsuit entitled Innova/Pure Water, Inc. v. Aladdin Sales & Marketing, Inc., Filtex USA, Ltd., ACT Marketing, Inc., ACT Marketing, Ltd., Advanced Consumer Technologies, Inc., and Robert Luzenberg, Case No. 97-924-Civ-T-25D (M.D. Fla.) filed by the Company on April 18, 1997. The Company claimed patent infringement for one patent and false advertising on the part of the Defendants. Prior to trial, the Company resolved the false advertising claims on terms deemed favorable to the Company by management. On October 7, 1998, the Court entered a Summary Judgment Order ruling that the Company's patent is not infringed by the Filtex products. While the Defendants had challenged the validity of the Company's patents, the Court's ruling did not affect the validity of the Company's patent. The Company has appealed the lower court's ruling to the United States Court of Appeals for the Federal Circuit in Washington, D.C. The Company has received an opinion of patent counsel that there is a "high probability" that the lower court's ruling will be overturned and that the Filtex products will be held to be an infringement of the Company's patent. Resolution of the Company's appeal may take between six months and a year.


MANUFACTURING

         Operations have been centered between the Company's facility, which historically has performed the quality assurance, inspection, testing, assembly, packaging and shipping functions. The Company's products consist principally of:
(1) one or more water treatment media; and (2) injection molded plastic components, blow molded or injection molded containers which hold the water to be processed as well as to support and position the water filtration element. In addition, labels, bags, and a variety of boxes are also used to package various products. The filtration media consist of proprietary monolithic filter elements containing activated carbon and one or more other compounds depending upon the use to which the filter is to be applied. The media compounds may include ion-exchange resins, zeolytes, iodinated resins, or embody hydrophilic sub-micron ceramic components. Other process media employed include both high and low-density non-wovens. The media are obtained from a variety of sources. Typically, each is procured under the terms of a confidentiality agreement.

         In preparation for growth, additional molding capacity is being acquired both domestically and in China. The Company has enhanced its domestic filter element production capacity and is expanding filter capacity to over 20,000,000 filters per year. Continental Plastics ("Continental") of Sarasota, Florida has been the Company's primary contract supplier of molds and injected molded components for the past ten years. While the Company enjoys a close working relationship with Continental, several other companies are available to furnish competitive pricing and added production capacity. There is no assurance, that such competitive pricing and production capacity will be available in the future.

         Presently, two companies supply the injection molded components. The bottles and pitchers are secured from various companies, each somewhat of a specialty. Typically, the Company owns the tooling to produce the injection molded components.

         The Company has changed from principally manual assembly and packaging operations to mechanized assembly and packaging operations. These operations include assembling; (1) the media elements into the housings; (2) the closure to the filter housings; (3) the top and valve components together; and (4) the variety of components into the bottle or pitcher. Packaging consists of semi-automatic assembly of certain filters into hermetically sealed bags, date and lot stamping labels and shipping boxes, packaging the finished products with instructions in display boxes and then placing a prescribed quantity into a shipping box which is, in-turn palletized. The Company intends to add automation for high speed bagging equipment for filter packaging as demand requires. Further, filter designs have been altered to adapt to automatic assembly methods. The Company has a current maximum production capacity of 10,000,000 units a year. Management anticipates that within the next six to eight months, capacity of over 20,000,000 units will be available.

         The Company possesses considerable in-house manufacturing know-how. The expertise spans from tool and mold design to automated dispensing and compacting of media, through inspection, assembly, and packaging. As such the Company acts in an advisory capacity with many of its vendors, or dictates the methodology to be used. This internal capability also keeps the Company from becoming a "hostage" to any supplier and permits the Company to make justified "make or buy" decisions based upon the true economic impact. This permits the Company to purchase high quality components at a competitive price while remaining independent.

         All Company vendors operate under confidentiality agreements. No suppliers produce similar competitive products for any third parties. Several organizations also support the Company in its product development program on an as needed basis. The Company has relied on a limited number of vendors to supply the components necessary for its products. A lack of necessary components at favorable prices would adversely affect the Company.

PRODUCT LIABILITY INSURANCE AND WARRANTIES

         The Company maintains a $2,000,000 product liability insurance policy. In the twelve years in which the Company has produced and furnished products to the retail trade and consumers, both domestically and internationally, no product suits have been filed, nor consumer complaints received which would lead to litigation.

         The Company warrants to Rubbermaid that the products will be produced to mutually acceptable standards. Innova operates a formal quality control program monitoring through AQL standards, incoming components, in process parts, and completed units. Detail product specification sheets are in place as well as "Physical Proofs" which have been signed off and accepted by both parties. In case of a question, the "Proof' samples are used for comparison purposes to determine acceptability.

EMPLOYEES

         As of September 30, 1998, the Company had 20 employees, including its 4 executive officers. These employees include 2 persons in sales and marketing, 3 persons performing development, and 3 administrative and clerical persons. There are 8 manufacturing and production personnel which are supplemented by as many as 25 contract employees, as required.

                             INNOVA PURE WATER, INC.


                      ITEM 2 - MANAGEMENT'S DISCUSSION AND
                          ANALYSIS OR PLAN OF OPERATION


THIS REGISTRATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATED," "BELIEVE," "EXPECT," "PLAN," "INTEND," "SEEK," "ESTIMATE," "PROJECT," "WILL," "COULD," "MAY," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INCLUDE, AMONG OTHERS, INFORMATION REGARDING FUTURE OPERATIONS, FUTURE CAPITAL EXPENDITURES, AND FUTURE NET CASH FLOW. SUCH STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, INCLUDING, WITHOUT LIMITATION, GENERAL ECONOMIC AND BUSINESS CONDITIONS, CHANGES IN FOREIGN, POLITICAL, SOCIAL, AND ECONOMIC CONDITIONS, REGULATORY INITIATIVES AND COMPLIANCE WITH GOVERNMENTAL REGULATIONS, THE ABILITY TO ACHIEVE FURTHER MARKET PENETRATION AND ADDITIONAL CUSTOMERS, AND VARIOUS OTHER MATTERS, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL, INCLUDING, WITHOUT LIMITATION, THE RISKS DESCRIBED UNDER THE CAPTION "BUSINESS." SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES OCCUR, OR SHOULD UNDERLYING ASSUMPTIONS PROVE TO BE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY AND ADVERSELY FROM THOSE ANTICIPATED, BELIEVED, ESTIMATED, OR OTHERWISE INDICATED. CONSEQUENTLY, ALL OF THE FORWARD-LOOKING STATEMENTS MADE IN THIS REGISTRATION STATEMENT ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS AND THERE CAN BE NO ASSURANCE OF THE ACTUAL RESULTS OR DEVELOPMENTS.

Innova cautions readers that in addition to important factors described elsewhere, the following important facts, among others, sometimes have affected, and in the future could affect, the Company's actual results, and could cause the Company's actual results during 1999 and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Innova.

INCOME STATEMENT DATA


                                       Three Months Ended                       Year Ended
                                          September 30,                          June 30,
                                  -----------------------------      ----------------------------
                                      1998             1997              1998             1997
                                  ---------------------------------------------------------------
Total revenue                     $ 1,504,800      $   412,400       $ 3,194,100      $ 3,880,100
Net income (loss)                 $   238,400      $   (75,600)      $   124,600      $   682,000
Earnings (loss) per common
   share - basic                  $       .02      $      (.01)      $       .01      $       .09
Shares used in per share
   computation                     10,069,914        8,495,871         9,499,374        7,279,660
Earnings (loss) per common
   share - assuming dilution      $       .02      $      (.01)      $       .01      $       .07
Shares used in diluted
   computation                     10,469,528        8,495,871         9,981,585        9,725,361

BALANCE SHEET DATA

                                                                 September 30,           June 30,
                                                                     1998                  1998
                                                                 ---------------------------------
Total assets                                                      $2,492,100            $2,178,600
Working capital                                                   $1,258,000            $1,040,800
Long-term debt                                                       $27,400               $30,100
Stockholders' equity                                              $1,658,400            $1,415,100


YEAR 2000 INITIATIVES

The "year 2000 issue" is the result of computer programs being written using two digits rather than four to define the applicable year. Programs with this problem may recognize a date using "00" as the year 1900 rather than the Year 2000, resulting in system failures or miscalculations. Given this uncertainty, the Company has recognized the need to remain vigilant in its Year 2000 analysis.



The Company has analyzed its information technology systems ("IT") and has replaced all non-compliance systems with updated hardware and software that is year 2000 compliant. The costs to replace the existing hardware and software amounted to approximately $20,000, with $10,000 each relating to hardware and software. Funds expended to replace existing hardware and software were generated from the Company's operations. The Company does not anticipate any further costs to be spent on hardware and software compliance. The Company does not employ any equipment that contains microchips or which is computer controlled, and therefore believes that the Year 2000 issue will not effect the Company's non-IT systems.



The Company is currently in the process of assessing the Year 2000 readiness of its key suppliers and customers. With respect to suppliers, the Company has only four to six major suppliers, each of who have been sent a Year 2000 screening memorandum. Concurrently, the Company is soliciting potential alternate competitive suppliers that are Year 2000 compliant. The Company plans to complete its assessment of suppliers by June 30th, 1999. Should any current supplier not be able to prove their compliance by that time, the Company will switch to an alternate compliant supplier. With respect to customers, the Company has had conversations with its customers and formal information forms have or will be sent to ascertain each company's state of compliance and to a assess their condition upon the Company's continuing business.



In addition, the Company is aware of the potential for claims against it and other companies for damages arising from products and services that were not Year 2000 ready. Currently, there are no performance contracts in existence. In addition, the Company has retained the right to provide notification upon order receipt that the order requirements can not be met. Such notification may be provided if within thirty to sixty days of the shipment date. Therefore, the Company believes that there will be no significant claims against it arising from the Year 2000 issue.



The Company has not established a formal contingency plan with respect to the Year 2000 issue. This is due to the fact that at this time, the Company does not know of any scenarios which as a result of the Year 2000 issue would seriously impact the business except the possibility of failure to receive timely payments from major customers. The Company has established direct personal relationships with the key personnel at each of these major customers with the capability of directly releasing such funds as may be due to the Company. The Company does not anticipate any lost revenue due to Year 2000 issues. Although the Company believes that any changing conditions will not create any unforeseen Year 2000 problems, we will continue to review the Company's Year 2000 status on a quarterly basis.


RESULTS OF OPERATIONS

Net Sales

Net sales for the three-month period ended September 30, 1998 were $1,504,800, a 265 percent increase over the $412,400 of net sales for the comparable period in 1997. The majority of the increase is attributable to the sales to Rubbermaid under the Company's strategic alliance.

Net sales for the year ended June 30, 1998 were $3,194,100, an 18 percent decrease over the $3,880,100 of net sales for the comparable period in 1997. Much of the decrease is attributable to the fact that although the Company's strategic alliance with Rubbermaid for certain exclusive marketing rights was signed in July 1997, the new product line was not unveiled until The International Houseware Show in Chicago in January 1998. The Company was unable to increase existing retail distribution due to the knowledge that Rubbermaid was entering the market. Another factor was that the new Richard Simmons infomercial did not air until December 1997, resulting in a loss of revenue for that product.

Cost of Sales

For the three months ended September 30, 1998, our cost of sales increased 339 percent to $753,700 from the $171,600 of costs for the three months ended September 30, 1997. This increase is mainly due to the increase in revenues as described above.

The 339 percent increase in cost of sales, combined with the 265 percent increase in net sales, resulted in a reduction in our gross profit margin to 50 percent from 58 percent. This reduction is principally attributable to product mix purchased by Rubbermaid in the current quarter.

For the year ended June 30, 1998, the cost of sales declined to $1,477,800 from the $1,811,800 of costs for the year ended June 30, 1997. This decrease is mainly due to the decrease in revenue and lower volume of filter and bottle sales for the period.

The 18 percent decrease in cost of sales, combined with the decrease in net sales, resulted in an improvement in our gross profit margin for the year ended June 30, 1998 of one percent to an overall gross profit margin of 54 percent for the year ended June 30, 1998. This is principally attributable to higher percentage sales of filters versus bottles which yield a greater profit to the Company, as well as switching from a direct sales format managed by the Company to the use of strategic alliances and the corresponding reduction in sales personnel and associated costs plus elimination of most marketing expenses.

Operating Expenses

For the three-month period ended September 30, 1998, operating expenses amounted to $522,000, or 35 percent of net sales. For the comparable period in 1997, operating expenses were $319,800, or 78 percent of net sales. The decrease in operating expenses as a percentage of sales between these periods of 43 percent is primarily due to an increase in revenue as described above. The increase in overall operating expenses is attributed to the increase in research and development expenditures, as well as the increase in officers' salary, royalties, and travel and entertainment expenses.

Operating expenses for the year ended June 30, 1998 were $1,558,600, or 49 percent of net sales. For the comparable period in 1997, operating costs amounted to $1,368,000, or 35 percent of net sales. The 14 percent increase as a percentage of sales between these periods is attributable to the addition of a research and development department, as well as an increase in director and officer insurance, audit expense, rent, travel and entertainment, officers' salary, and royalty expenses.

Interest Income and Expense

For the three months ended September 30, 1998, net interest income amounted to $9,100, as compared to net interest income of $3,400 for the three months ended September 30, 1997. The increase in net interest income is due to investments of the additional cash generated from operations this quarter.

For the year ended June 30, 1998, net interest income amounted to $15,900 as compared to net interest expense of $18,300 for the year ended June 30, 1997. This change is due to the retirement of outstanding loans and the fact that the Company was earning interest on its increased cash generated from the sale of common stock warrants in late 1997.


Income Taxes



Due to the Company's history of operating losses, with the exception of the two most recent fiscal years, management has established a validation allowance in the full amount of the deferred tax assets arising from these losses as the recoverability of the losses in uncertain.


Net Income

Net income for the three months ended September 30, 1998 amounted to $238,400, as compared to a net loss of $75,600 for the comparable period in 1997. The improvement in 1998 was primarily a result of the additional sales to Rubbermaid and Good Times under the Company's strategic alliances.

Net income for the year ended June 30, 1998 decreased by 82 percent to $124,600 from $682,000 for the comparable period in 1997. This decrease is principally attributable to the reduction in sales and increase in operating expense as explained above which involved the slow start-up of Rubbermaid and Good Times with Richard Simmons.

Earnings Per Share

Basic and diluted earnings per share were $.02 for the three months ended September 30, 1998, as compared to basic and diluted loss per share of $(.01) for the comparable period in 1997. The turnaround of earnings per share in 1998 was due primarily to increased profits between the comparable periods.


For the year ended June 30, 1998, basic and diluted earnings per share amounted to $.01. For the comparable period in 1997, basic and diluted earnings per share amounted to $.09 and $.07, respectively. This change is primarily the result of decreased profits between the comparable periods.


LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

For the three month period ended September 30, 1998, net cash provided by operating activities amounted to $974,400, as compared to net cash used by operating activities of $397,400 for the comparable period in 1997. The improvement in 1998 is primarily the result of increased profits, as well as collections on accounts receivable balances.

For the year ended June 30, 1998, net cash provided by operating activities amounted to $130,700, a decrease over the $395,500 of net cash provided by operating activities for the comparable period in 1997. The decrease is primarily a result of decreased profits during the period, as well as the need to retool for the anticipated production requirements of Rubbermaid and an increase in management's salary expense.

Investment Activities


The Company's current annual production capacity is approximately 12,000,000 filters. The Company is in the process of increasing production capacity by approximately 2,000,000 filters per quarter to reach its targeted annual capacity of 20,000,000 filters. To date, the capital necessary for tooling and production expansion has been generated from cash flow from current operations and cash balances. There is no assurance the Company will be able to continue generating sufficient cash flow to increase annual filter production to 20,000,000 units.


The Company's investment activities include equipment sales and purchases, patent acquisitions, and net changes in related party advances.

Net cash used by investing activities for the three months ended September 30, 1998 was $235,700, as compared to net cash provided by investing activities of $41,500 for the comparable period in 1997. The change between the comparable periods is attributable to advances to related parties in 1998.

Net cash used by investing activities for the year ended June 30, 1998 was $400,700, as compared to net cash used by investing activities of $180,300 for the comparable period in 1997. The increase in cash expended for investing activities is due primarily to more purchases of equipment and additional costs incurred in patent development and defense during the year ended June 30, 1998 as compared to the year ended June 30, 1997.

Financing Activities

The Company's financing activities include proceeds from borrowings, payments on borrowings and capital leases, and proceeds from sales of common stock warrants.

Net cash of $3,300 was used by financing activities for the three-month period ended September 30, 1998, as compared to net cash used by financing activities of $9,700 for the comparable period in 1997. The decrease in cash used between the comparable periods is due to decreased balances on outstanding debt.

Net cash of $5,500 was provided by financing activities for the year ended June 30, 1998, as compared to net cash provided by financing activities of $535,700 for the year ended June 30, 1997. The Company received net proceeds of $485,300 from the sale of common stock warrants during the quarter ended December 31, 1996.

CAPITAL RESOURCES

At September 30, 1998, the Company does not have any material commitments for capital expenditures other than for those expenditures incurred in the ordinary course of business.

The Company believes that its current operations and cash balances will be sufficient to satisfy its currently anticipated cash requirements for the next 12 months. However, additional capital could be required in excess of the Company's liquidity, requiring it to raise additional capital through an equity offering, secured or unsecured debt financing. The availability of additional capital resources will depend on prevailing market conditions, interest rates, and the existing financial position and results of operations of the Company.

                         ITEM 3. DESCRIPTION OF PROPERTY

         The Company occupies approximately 22,000 feet of air conditioned office, manufacturing and warehouse space located at 13130 - 56th Court, Suite 604-605, Clearwater, Florida 33760. The product development laboratory is also located in an adjacent building. The facilities are leased and a new five year lease commenced March 1, 1998. The monthly rent for these facilities is approximately $10,000.

     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of shares of Company Common Stock owned as of September 30, 1998 beneficially by (i) each person who beneficially owns more than 5% of the outstanding Company Common Stock, (ii) each director of the Company, (iii) the President and Chief Executive Officer of the Company (the only executive officer of the Company whose cash and non-cash compensation for services rendered to the Company for the year ended June 30, 1998, exceeded $100,000) and (iv) directors and executive officers of the Company as a group:

                                                       Amount and Nature of
             Name of Beneficial Owner (3)             Beneficial Ownership (1)        Percent of Class (2)(8)
             ----------------------------             ------------------------        -----------------------
           John E. Nohren, Jr.  and
           Francis Weaver Nohren(4)(5)                         2,118,216                       21.2
           Rose C. Smith (6)                                     590,350                        5.9
           Peter Christensen (9)                                 624,500                        6.2
           Mort Langer (10)                                      245,000                        2.4
           Frank Legnaioli (9)                                   591,000                        5.9
           C. W. McKee (9)                                        41,000                         .5
           Joe Cayre (7)                                       1,350,000                       13.5
           Andrew Greenberg (9)                                  167,000                        1.7
           Barbara Albin                                         555,956                        5.5
           All directors and executive officers
           as a group (10 persons)                             4,383,066                       43.9

         (1) Represents sole voting and investment power unless otherwise indicated.

         (2) Based on approximately 10,074,371 shares of Company Common Stock outstanding as of September 30, 1998 plus, as to each person listed, that portion of the unissued shares of Company Common Stock subject to outstanding options which may be exercised by such person, and as to all directors and executive officers as a group, unissued shares of Company Common Stock as to which the members of such group have the right to acquire beneficial ownership upon the exercise of stock options within the next 60 days.
         (3)      The address of each individual is in care of the Company.

         (4) May be deemed to be a "founder" of the Company for the purpose of the Securities Act.

         (5) Represents aggregate shares held between Mr. Nohren individually, his wife individually and shares held in joint tenancy. Also includes options to acquire 190,000 shares of Common Stock exercisable at $.50 held by Mr. Nohren.

         (6) 54,350 of the shares of common stock as set forth above are owned by Elliot Smith, husband of Rose C. Smith, President and Chief Executive Officer of the Company. Also includes 175,000 shares underlying options issued to Ms. Smith with an exercise price of $.50.

         (7) Represents shares held directly and indirectly by Joe Cayre and his family pursuant to an agreement reached between the Company and the Good Times family of companies. See "Certain Relationships & Related Transactions."

         (8) Excludes 1,073,500 shares reserved for issuance under outstanding options and warrants.

         (9) Includes options to acquire 15,000 shares of Common Stock at an exercise price of $.50 over a 3 year vesting term conditioned upon continued service as an outside director.

         (10) Includes options to acquire up to 115,000 shares of Common Stock at an exercise price of $.50 per share.

      ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

         The following table sets forth certain information with respect to each person who is a director or an executive officer of the Company as of September 30, 1998.

         NAME                       AGE                       POSITION
         ----                       ---                       --------
John E. Nohren, Jr.                 66                        Chairman of the Board, Director, Chief Financial
                                                                Officer Treasurer
Rose C. Smith                       47                        President, Chief Executive Officer, Director
James Keene                         61                        Chief Operating Officer
Robert Connell                      42                        Controller
Tricia Skoda                        47                        Secretary
Peter Christensen                   46                        Director
Andrew Greenberg                    43                        Director
Mort Langer                         55                        Director
Frank Legnaioli                     67                        Director
Clarence W. McKee                   73                        Director

         Executive officers are elected by the Board of Directors and serve until their successors are duly elected and qualify, subject to earlier removal by the Board of Directors. Directors are elected at the annual meeting of shareholders to serve for their term and until their respective successors are duly elected and qualify, or until their earlier resignation, removal from office, or death. The remaining directors may fill any vacancy in the Board of Directors for an unexpired term. See "Board of Directors" for a discussion of the Directors' terms.

BUSINESS EXPERIENCE OF EXECUTIVE OFFICERS AND DIRECTORS

         John E. Nohren, Jr. has been Chairman of the Board of the Company since its inception. Effective December 1996, with Mr. Nohren's consent and approval, he resigned as President and Rose C. Smith was appointed his successor. He subsequently resigned as Chief Executive Officer in June of 1997 when Rose C. Smith was appointed his successor. In June 1998, Mr. Nohren was elected Treasurer and interim Chief Financial Officer. He was also the founder and the major shareholder of a prior Company, Innova, Inc., founded in 1969 to service the increasing requirement of the U.S. Department of Defense for sophisticated automation and hazardous waste management. With government funding, Mr. Nohren made technological advances for dealing with water contamination of various nature. The applications included the treatment of water in a chemical, biological, or nuclear war scenario. Also, the removal of a variety of contaminants from the production of military products. The obvious voids, and needs for the application of those technologies to consumers lead to the formation of the Company in 1985. He is the named inventor on several of the Company's patents. See "Certain Relationships and Related Transactions."

         Rose C. Smith was appointed President in June 1996, and President and Chief Executive Officer effective June 30, 1997. Ms. Smith began her career in the financial community at Bache and Co., Inc. (Prudential Securities, Inc.) and was a financial adviser to the principals of the Moore McCormick Shipping Lines. She functioned in a number of consulting roles relative to product acquisition, licensing, and line extensions and has been retained by Aguecheek Ltd. in England, which owned the licensing rights to Armani, Valentino, Ungaro, Tiffany and others. Ms. Smith was also a consultant regarding potential corporate acquisitions for Marubeni in Tokyo. She became associated with the Company in 1993 as a marketing consultant, hence became the Director of Business Development until elected President in 1996, and Chief Executive Officer in June 1997.

         James Keane, Chief Operating Officer, joined the Company in January, 1998. Prior to joining the Company, he was with Evenflo Company Inc., where he served for eight years as Vice President of Operations and Engineering for the Infant Feeding Division. He has over thirty years experience in the design and manufacturing of plastic consumer products.


         Robert Connell, Controller, joined Innova Pure Water, Inc. September
1, 1993 as a corporate accountant and was appointed company controller in August, 1996. Mr. Connell began his career in August 1978 with Consolidated Coal Company, a subsidiary of E.I. du Pont de Nemours and Company. He left the company as a senior accountant in the cost and budget section of the Northern West Virginia Region Controller's Department in September, 1988. Mr. Connell then attended Santa Fe Community College in Gainesville, Florida, taking computer programming languages and application courses until May, 1990. From 1990 to 1993, he was employed by Florida Savings and Loan (1990/91); Main Street Mortgage (1991/92); and Kmart Corporation (1992 until hired by Innova).



         Tricia Skoda was elected Corporate Secretary in September 1998. Prior to joining Innova in July 1998, she was the Business Unit Coordinator for the Cleveland, Akron, Pittsburgh business unit of Storage Technology Corp. for the period of July 1996 through May, 1998. From January, 1994 through July, 1995 she was the executive assistant to the president of PDI Ground Support, Inc., a specialty manufacturer of axle systems. Ms. Skoda has over 12 years experience in office administration and marketing.



         Peter Christensen has been a director of the Company since June 1995. Since September 1997, he has been the Chief Executive Officer of ComTech, Incorporated, a software company that provides integrated art print and mail services as well as art electronic imaging, E-mail delivery, and electronic payment services, integrated with credit card and personal financial software. Since August 1995, Mr. Christensen has been a member of the board of Digital Privacy, Inc., a smart card based computer and communications security company, securing communications across the internet. Prior to joining ComTech, Incorporated in 1997 he was a managing director at Paine Webber, for the period 1993 through 1997.


         Andrew Greenberg has been a director of the Company since 1997. Since 1986, he has been employed as President at GoodTimes Entertainment, a New York based, privately held company which is a diversified international multimedia entertainment organization.

         Mort Langer has been a director of the Company since 1987. Since 1993, Mr. Langer has owned and operated Langer Partners, the management arm of Langer Capital Management, L.L.P. where he serves as a partner. Prior to forming Langer Partners, he worked at Bear, Stearns & Co., Inc. as Research Director for their 35 other equity analysts.

         Frank Legnaioli has been a director of the Company since 1986. Mr. Legnaioli is presently retired. Prior to his retirement, he worked for Paxton Van Lines, Inc. in Springfield, Virginia for forty years. During his tenure at Paxton Van Lines, Inc., it became the top grossing Atlas Van Lines agent in the United States and abroad. He was one of the architects of the buy out of Atlas Van Lines and turning it into a public company.

         Clarence. W. ("C.W."). McKee was a founding director and remained as a director until 1987, and again became a director of the Company in 1997. He has been retired since 1989. Prior to his retirement Mr. McKee was employed by Florida Progress Corporation and Florida Power Corporation where he served as Executive Vice President and Chief Financial Officer.

BOARD OF DIRECTORS

         The Company's Bylaws fix the size of the Board of Directors at no fewer than one and no more than nine members, to be elected annually by a plurality of the votes cast by the holders of Common Stock, and to serve until the next annual meeting of stockholders and until their successors have been elected or until their earlier resignation or removal. Currently, there are seven directors who were elected on February 28, 1998.

                         ITEM 6. EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

         The following table shows the compensation paid or accrued by the Company for the fiscal years ended June 30, 1997 and June 30, 1998 to or for the account of the President, Chief Executive Officer and John E. Nohren, Jr., Chairman of the Board. No other executive officer or director of the Company received benefits or an annual salary and bonus in excess of $100,000 or more during the stated period. Accordingly, the summary compensation table does not include compensation of other executive officers.

                           SUMMARY COMPENSATION TABLE

                           ANNUAL COMPENSATION                              LONG-TERM COMPENSATION AWARDS

                                                                     RESTRICTED
                                                      OTHER ANNUAL     STOCK      OPTIONS/      LTIP        ALL OTHER
NAME & PRINCIPAL                SALARY      BONUS     COMPENSATION    AWARD(S)     SARS        PAYOUTS    COMPENSATION
POSITION (1)                     ($)        ($)           ($)          ($)         (#)          ($)          ($)
Fiscal 1997
-----------
John E. Nohren, Jr.                 ---      ---           ---          ---        18,750        ---      $150,000 (2)
President and CEO

Fiscal 1998
-----------
John E. Nohren,                     ---      ---           ---          ---        20,750        ---      $152,900
Chairman BOD

Rose Smith,
President and CEO              $211,603      ---           ---       31,667         2,000        ---           ---

------------------------

(1) Ms. Smith replaced Mr. Nohren as the President in June, 1996, and as CEO, effective June 30, 1997.


(2) Represents payments made to Mr. Nohren pursuant to his royalty agreement.

EMPLOYMENT AND OTHER AGREEMENTS


         The Company entered into an employment agreement with Rose C. Smith effective June 30,1997, which provides for her employment as President and Chief Executive Officer for a five year term ending June 29, 2002. Under the agreement Ms. Smith is to receive a base salary of $150,000 per year. Ms. Smith is also to receive a bonus of two percent of net sales of the Company adjusted by the annual gross margin achieved by the Company. The agreement contains a restrictive covenant not to compete for the term of the agreement and for five years following termination of service without cause. The agreement provides for severance payments equal to 200% of the annual base compensation due under the Agreement in the event there is a "change of control" of the Company, as defined therein, and she is subsequently terminated without cause.



         The Company entered into a royalty agreement with John E. Nohren, Jr. effective June 30, 1997, expiring on December 31, 2002. This agreement obligates the Company to pay Mr. Nohren, in return for the assignment of his patent rights, a minimum of $100,000 of royalties per year, with a cap of $300,000 per year, during the term of his employment. The royalty payments will be calculated based on five percent of net sales of products that incorporate these assigned patents. Upon his termination, a three percent royalty shall be paid over the residual life of his patents.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES

         The information provided in the table below provides information with respect to each exercise of stock options during fiscal 1997 and fiscal 1998 by each of the executive officers named in the summary compensation table and the fiscal year end value of unexercised options.

=====================================================================================================================
           (a)                     (b)                  (c)                    (d)                     (e)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                                                     Value of
                                                                                                   Unexercised
                                                                            Number of              In-the Money
                                                                           Unexercised               Options
                                                                        Options at FY-End          at FY-End($)
                                                       Value               Exercisable             Exercisable
                             Shares Acquired/         Realized             on or after             on or after
          Name                   Exercise              ($)(1)             July 1, 1997           July 1, 1997(1)
                                                                         or July 1, 1998         or July 1, 1998
---------------------------------------------------------------------------------------------------------------------
Fiscal 1997
-----------
John E. Nohren, Jr.                18,750                9,375               18,750                   $9,375

Fiscal 1998
-----------
John E. Nohren                    20,750                   158              190,000                   14,535
Rose Smith                         2,000                    15              190,000                   14,535
=====================================================================================================================

=================
(1) The aggregate dollar values in column (c) and (e) are calculated by determining the difference between the fair market value of the Common Stock underlying the options and the exercise price of the options at exercise or fiscal year end, respectively. In calculating the dollar value realized upon exercise, the value of any payment of the exercise price is not included.

STOCK OPTIONS

         The Company has in effect a stock option plan which authorizes the grant of incentive stock options under Section 422 of the Internal Revenue Code (the "Plan"). The Plan was adopted in 1996. A total of 750,000 shares have been reserved under the Plan. As of September 30, 1998, options to purchase a total of approximately 715,000 shares at $.50 a share were issued and outstanding under the Plan. The Plan provides that (a) the exercise price of options granted under the Plan shall not be less than the fair market value of the shares on the date on which the option is granted unless an employee, immediately before the grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiaries, whereupon the exercise price shall be at least 110% of the fair market value of the shares on the date on which the option is granted; (b) the term of the option may not exceed ten years and may not exceed five years if the employee owns more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiaries immediately before the grant; (c) the shares of stock may not be disposed of for a period of two years from the date of grant of the option and for a period of one year after the transfer of such shares to the employee; and (d) at all time from the date of grant of the option and ending on the date three months before the date of the exercise, the employee shall be employed by Company, or a subsidiary of the Company, unless employment is terminated because of disability, in which cased such disabled employee shall be employed from date of grant to a year preceding the date of exercise, or unless such employment is terminated due to death.

         As of the date of this filing, the Company has outstanding options and warrants to acquire 1,073,500 shares of Common Stock at an exercise price of $.50 per share. Options to acquire 715,000 shares of Common Stock vest over a 3 year period commencing with the fiscal year beginning July 1, 1998 and ending June 30, 2001. Option holders may exercise their option at any time following a vesting year so long as the individual remains employed. Four years of employment are required for vesting. All options must be exercised and payment made no later than June 30, 2001. Unexercised options after that date shall terminate. Employees have a 60 day period after termination of employment to exercise options. The vesting schedule is subject to acceleration in the event of a merger, sale or a change of control of the Company. The remaining 358,500 options and warrants are exerciseable at any time at an exercise price of $.50 per share and expire beginning October 30, 1998 through August 15, 2000. For all options and warrants issued, the exercise price of $.50 was determined to be greater than the fair market value as of date of issuance

DIRECTOR COMPENSATION


         A director who is an employee of the Company receives no additional compensation for services as director or for attendance at or participation in meetings except reimbursement of out-of-pocket expenses. An outside director is reimbursed for out-of-pocket expenditures incurred in attending or otherwise participating in meetings. All directors hold options to acquire up to 15,000 shares of Common Stock exercisable at $.50 per share. The Company has no other arrangements regarding compensation for services as a director.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Mr. John E. Nohren, Jr., Chairman of the Board, has assigned the rights to certain patents owned by him, to the Company. The patents are used by the Company for its products. The Company entered into a royalty agreement with John
E. Nohren, Jr. on June 30, 1997, expiring on December 31, 2002. This agreement obligates the Company to pay Mr. Nohren in return for the assignment of his patent rights, a minimum of $100,000 of royalties per year, with a cap of $300,000 per year, during the term of his active involvement. The royalty payments will be calculated based on five percent of sales of products that incorporate these assigned patents. Upon his full retirement, a three percent royalty shall be paid over the residual life of his patents. See "Executive Compensation-Employment Agreements."


         On August 1, 1996, the Company reached an agreement with Innova Holdings, LLC, a Company owned by the Cayre family who also owns the Good Times family of companies. Good Times agreed to provide the Company with certain sales and marketing assistance to sell via direct television, including Richard Simmons promotions. In connection with this agreement, the Company was paid $500,000 for warrants for the right to purchase 11,000,000 shares of common stock. The warrants, which were non-dilutive, had the following exercise prices and expiration dates: (1) 3,300,000 shares at an exercise price of $.40 per share expiring October 31, 1997; (2) 3,300,000 share at an exercise price of $.75 per share expiring October 31, 1998; and (3) 4,400,000 share at an exercise price of $ 1.00 per share expiring October 31, 1999.


         The exercise price of the GT warrants was the result of arms-length negotiations between the parties and reflected exercise prices substantially higher than the market value of the shares at the time this agreement was negotiated.

         On October 30, 1997, the Company entered into a stock purchase agreement with Innova Holdings, LLC. In connection with this agreement, the Company issued 1,500,000 shares of its common stock to Innova Holdings, LLC in exchange for the surrender of previously issued warrants to purchase the 11,000,000 shares of the Company's common stock as set forth above. The shares were subsequently transferred to Joe Cayre and other family members. The 1,500,000 shares cannot be sold, transferred, assigned, or pledged until October 30, 1999.

         As of year end June 30, 1997 certain officers, directors and shareholders converted approximately $338,830.26 of Company convertible indebtedness into 955,310 shares of common stock at a conversion rate of $.25 or $.50 per share as determined by the original conversion agreements. The individuals are set forth below. In all instances the conversion prices were 25% to 50% below the then current market price of the common stock which reflected the risks associated with such investments during a period of time the Company had limited financial resources and was unable to attract capital from other sources.

                                                                     Conversion
                                       Loan Amount                 Per Share Price              Shares Issued
John E. & Frances Nohren, Jr.           88,830.26                      0.25                        355,310
Frank Legnaioli                         25,000.00                      0.25                        100,000
Barbara Albin                          150,000.00                      0.50                        300,000
Barbara Albin                           50,000.00                      0.50                        100,000
John E. Nohren, Jr.                     25,000.00                      0.25                        100,000
                                        ---------                                                  -------

Total                                  338,830.26                                                  955,310
                                       ==========                                                  =======

                        ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

         The authorized common capital stock of the Company consists of 50,000,000 shares of Common Stock, $.0001 par value, of which 10,074,371 shares were outstanding as of September, 1998. As of September, 1998 1,073,500 shares of Common Stock have been reserved for issuance under outstanding options and warrants.

         The holders of Common Stock are entitled to one vote per share for the selection of directors and all other purposes and do not have cumulative voting rights. The holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors, and in the event of the liquidation by the Company, to receive pro-rata, all assets remaining after payment of debts and expenses and liquidation of the preferred stock. Holders of the Common Stock do not have any preemptive or other rights to subscribe for or purchase additional shares of capital stock, no conversion rights, redemption, or sinking-fund provisions. In the event of dissolution, whether voluntary or involuntary, of the Company, each share of the Common Stock is entitled to share ratably in the assets available for distribution to holders of the equity securities after satisfaction of all liabilities. All the outstanding shares of Common Stock are fully paid non-assessable.

         The transfer agent for the Company is Continental Stock Transfer & Trust Company of New York.

PREFERRED STOCK

         The Board of Directors of the Company (without further action by the shareholders) has the option to issue from time to time up to 2,000,000 shares of authorized but unissued Preferred Stock, $.001 par value and to fix and determine the terms, limitations, residual rights, and preferences of such shares ("Blank Check Preferred"). When any shares of Preferred Stock are issued, certain rights of the holders of Preferred Stock may affect the rights of the holders of Common Stock. Among other thing, in addition to any other powers conferred in the Preferred Stock, holders of the Preferred Stock will have, under the Florida General Corporation Law ("FGCL"), the right to vote as a class on any increases, decreases, or changes in the rights of the Preferred Stock. The affirmative vote of at least a majority of the outstanding shares of Preferred Stock will be required approval of any such increases, decreases, or change. The authority of the Board of Directors to issues shares of Preferred Stock with characteristics which it determines (such as preferential voting, conversion redemption and liquidation rights) may have a deterrent effect on persons who might wish to make a takeover bid to purchase shares of the Company at a price which might be attractive to its shareholders. However, the Board of Directors must fulfill its fiduciary obligation to the Company and its shareholders in evaluating any takeover bid. No shares of Preferred Stock are currently outstanding and the Company has no current plans to issue any of the 2,000,000 authorized shares of Preferred Stock, $.001 par value.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

         The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except as limited by the FGCL. The Certificate of Incorporation also provides that no amendment or repeal of such provision shall apply to or have any effect on the right to indemnification permitted thereunder with respect to claims arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal whether asserted before or after such amendment or repeal.

         The Company's Bylaws provide that the Company shall indemnify to the full extent authorized by law each of its directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation. The Company has entered into indemnification agreements with its directors and certain of its officers.

         Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the "Acts") as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

FLORIDA CORPORATE LAW

         The Florida General Corporate Law includes the Control Share Act (the "Act"), which contains provision regulating certain "control share acquisitions," which are transactions causing the voting power of any person acquiring beneficial ownership of shares of a public corporation in Florida to meet or exceed certain threshold percentages of the total votes entitled to be cast for the election of directors. The Act provides that a control share acquisition may only be made if: (I) the shareholders of the corporation approve the proposed acquisition by affirmative vote of a majority of the voting power of such corporation represented in person or by proxy at a special meeting of shareholders called for the purpose of voting in the proposed acquisition; and
(ii) a majority of the portion of such voting power excluding the voting power of interested shares approve the proposed acquisition at such special meeting.

                                     PART II

 ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET PRICE OF THE REGISTRANT'S COMMON STOCK

         The Common Stock is traded in the over-the-counter market in the so called "pink sheets," or on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "IPUR." The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company of New York. The following table sets forth for the periods indicated the high and low sale prices for shares of the Common Stock as reported on the OTC.

                                                              Sales Price
                                                              -----------
                                                     High                       Low
                                                     ----                       ---
FISCAL YEAR ENDED JUNE 30, 1996
         Fourth Quarter                              1.000                      0.500
         Third Quarter                               1.063                      0.125
         Second Quarter                              0.500                      0.125
         First Quarter                               0.500                      0.063

FISCAL YEAR ENDED JUNE 30, 1997
         Fourth Quarter                              1.325                      0.375
         Third Quarter                               1.835                      0.543
         Second Quarter                              1.750                      0.438
         First Quarter                               0.688                      0.438

FISCAL YEAR ENDED JUNE 30, 1998
         Fourth Quarter                              1.030                      0.690
         Third Quarter                               1.938                      1.016
         Second Quarter                              1.313                      1.063
         First Quarter                               1.938                      0.531

FISCAL YEAR ENDED JUNE 30, 1999
         First Quarter                               1.030                      0.380


         The Company's Common Stock is not listed on NASDAQ, but is traded in the over-the-counter market in the so called "pink sheets," or on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. (the "NASD"). Accordingly, an investor may find it more difficult to dispose of, or obtain accurate quotations as to the market value of the common stock. Further, in the absence of a security being quoted on NASDAQ, a market price of at least $5.00 per share or the Company having in excess of $2,000,000 in net tangible assets, trading in the Company's securities may be covered by a Securities and Exchange Commission ("SEC") rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchasers' written agreement to the transaction prior to the sale. Consequently, the rule affects the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in his offering to sell their securities in the secondary market.

         Previously, the SEC adopted seven rules ("Rules") under the Securities Exchange Act of 1934 requiring broker/dealers engaging in certain recommended transactions with their customers in specified equity securities falling within the definition of "penny stock" (generally non-NASDAQ securities priced below $5.00 per share) to provide to those customers certain specified information. Unless the transaction is exempt under the Rules, broker/dealers effecting customer transactions in such defined penny stocks are required to provide their customers with: (1) a risk disclosure document; (2) disclosure of current bid and ask quotations, if any; (3) disclosure of the compensation of the broker/dealers and its sales person in the transaction; and (4) monthly account statements showing the market value of each penny stock held in the customer's account.

         As a result of the aforesaid rules regulating penny stocks, the market liquidity for the Company's securities could be severely adversely affected by limiting the ability of broker-dealers to sell the Company's securities and the ability of shareholders sell their securities in the secondary market.

DILUTION AND ABSENCE OF DIVIDENDS

         The Company has not paid any cash dividends on its common or preferred stock and does not anticipate paying any such cash dividends in the foreseeable future. Earnings, if any, will be retained to finance future growth. The Company may issue shares of its common stock and preferred stock in private or public offerings to obtain financing, capital or to acquire other businesses that can improve the performance and growth of the Company. Issuance and or sales of substantial amounts of common stock could adversely affect prevailing market prices in the common stock of the Company.


SHAREHOLDERS


         As of September, 1998, and there were approximately 400 beneficial owners of the Company's common stock with 10,074,871 and 10,074,371 shares issued and outstanding, respectively.

                            ITEM 2. LEGAL PROCEEDINGS

LEGAL PROCEEDINGS

         The Company is the plaintiff in a patent infringement and unfair competition lawsuit entitled Innova/Pure Water, Inc. v. Aladdin Sales & Marketing, Inc., Filtex USA, Ltd., ACT Marketing, Inc., ACT Marketing, Ltd., Advance Consumer Technologies, Inc., and Robert Luzenberg, Case No. 97-924-Civ-T-25D (M.D. Fla.). The Company claimed patent infringement and false advertising on the part of the Defendants. Prior to the trial, the Company resolved the false advertising claims on terms deemed favorable to the Company by management, receiving a cash settlement and an agreement that future statements and claims would only present factual information. On October 7, 1998, the court entered a summary judgment ruling that the defendants did not infringe the Company's patent. The Company appealed the lower court's ruling to the United States Court of Appeals for the Federal Circuit in Washington, D.C. The Company has received an opinion of patent counsel that there is a "high probability" that the lower court's ruling will be overturned and that the Filtex products will be held to be an infringement of the Company's patent. Resolution of the Company's appeal may take between six months and a year.

         The Company is also the defendant in a lawsuit filed by a former employee who alleges breach of his employment contract. The case is Alan R. Kelly v. Innova Pure Water, Inc., Pinellas County Circuit Court case no. 98-2771-C1-007. The Plaintiff is seeking severance pay, bonus pay, stock options, and attorney fees. The Company denies entering into an employment agreement with the plaintiff and disputes his being entitled to the requested compensation and damages. The Company is vigorously defending the case while attempting to settle with Mr. Kelly. Discovery has just commenced and the case has not yet been set for trial. There is a likelihood of an unfavorable outcome if the trier of fact determines that the employment agreement existed between Mr. Kelly and the Company. Mr. Kelly has not provided a complete damages claim; however, at this time, it appears there is a maximum potential loss of $80,000 plus stock options for 150,000 shares of the Company's stock. While management believes the plaintiff's claim is meritless, there is no assurance that the Company will not suffer an adverse outcome in the lawsuit.

 ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                              FINANCIAL DISCLOSURE

                                      None.

                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


         On August 1, 1996, the Company reached an agreement with Innova Holdings, LLC, a Company owned by the Cayre family who also owns the Good Times family of companies. Good Times has agreed to provide the Company with certain sales and marketing assistance to sell via direct television, including Richard Simmons promotions. In connection with this agreement, the Company was paid $500,000 for warrants for the right to purchase 11,000,000 shares of common stock. The warrants, which are non-dilutive, have the following exercise prices and expiration dates: (1) 3,300,000 shares at an exercise price of $0.40 per share expiring October 31, 1997; (2) 3,300,000 shares at an exercise price of $0.75 per share expiring October 31, 1998; and (3) 4,400,000 shares at an exercise price of $1.00 per share expiring October 31, 1999.


         On October 30, 1997, the Company entered into a stock purchase agreement with Innova Holdings, LLC. In connection with this agreement, the Company issued 1,500,000 shares of its common stock to Innova Holdings, LLC in exchange for the surrender of previously issued warrants to purchase the 11,000,000 shares of the Company's common stock as set forth above. The 1,500,000 shares cannot be sold, transferred, assigned, or pledged for a two year period beginning October 30, 1997.

         As of year end June 30, 1997 certain officers, directors and shareholders retired approximately $338,830.26 of Company indebtedness in exchange for 955,310 shares issued at $.25 or $.50 per share. See "Certain Relationships and Related Transactions."

         For all above enumerated transactions, the Company relied upon Section 4(2) of the Securities Act of 1933 as an exemption available from the registration requirements of Section 5 of the Securities Act of 1933 for transactions by an issuer not involving a public offering. The securities were issued to a purchaser who represented, in a manner satisfactory to the Company, that it had acquired the securities for investment and not with the view of the distribution thereof. The transactions described or referred to above did not involve an underwriter, and no discount or commission was paid in connection therewith. No advertising or general solicitation was employed by the Company in offering the securities and no commissions were paid in connection with the sales thereof. The securities of the Company issued to the purchasers have been embossed with the legend restricting transfer of such securities. A stop transfer order concerning the transfer of the certificates representing all the common stock issued and outstanding as indicated above has been noted on the Company's stock transfer ledger.

                ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Section 145 of the Florida General Corporation Law (the "FGCL") provides in relevant part that "a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful." With respect to derivative actions, Section 145(b) of the FGCL provides in relevant part that "[a] corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor [by reason of his service in one of the capacities specified in the preceding sentence against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Circuit Court or the court in which such action or suit was bought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Circuit Court or such other court shall deem proper." The Company's Certificate of Incorporation provides for such indemnification to the fullest extent provided for by the FGCL.

         The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except as limited by the FGCL. The Certificate of Incorporation also provides that no amendment or repeal of such provision shall apply to or have any effect on the right to indemnification permitted thereunder with respect to claims arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal whether asserted before or after such amendment or repeal.

         The Company's Bylaws provide that the Company shall indemnify to the full extent authorized by law each of its directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation. The Company anticipates entering into indemnification agreements with its directors and certain of its officers.

         Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the "Acts") as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

                                    PART F/S

ITEM 1.  Financial Statements:

         The following is a list of each financial statement filed under ITEM 13 of this Registration Statement:

         1. Audited Financial Statements consisting of the Company's statements of operations, changes in stockholders' equity, and cash flows for the year ended June 30, 1997, as audited by Pender Newkirk & Company, Certified Public Accountant, along with its report thereon.

         2. Audited Financial Statements consisting of a Balance Sheet as of June 30, 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended June 30, 1998, as audited by Pender Newkirk & Company, Certified Public Accountant, along with its report thereon.

         3. Unaudited Interim Financial Statements consisting of a Balance Sheet as of September 30, 1998, the last day of the Company's most recent past fiscal quarter and related statements of operations, changes in stockholders' equity, and cash flows for the three months ended September 30, 1998 and September 30, 1997.

                                    PART III

ITEM 1.         Index of Exhibits:

                The following exhibits are included as part of this report:

                  ITEM 15B. EXHIBITS AND SEC REFERENCE NUMBERS


Number                     Title of Document                                            Location
------                     -----------------                                            --------
3(a)                       Articles of Incorporation, as amended (1)
3(b)                       Bylaws (1)
5                          Consent of Certified Public Accountants (2)
10(a)                      [Reserved]
10(b)                      Agreement with Rubbermaid Incorporated dated July 21, 1997 (1)
10(c)                      [Reserved]
10(d)                      Stock Purchase/Warrant Exchange Agreement with Goodtimes
                                 Entertainment, Inc. dated October 11, 1997 (1)
10(e)                      Employment Agreement with Rose C. Smith dated June 30,
                                 1997 (1)
10(f)                      Royalty Agreement with John E. Nohren, Jr. dated June
                                 30, 1997 (1)
10(g)                      License Agreement with A.C. International dated May 21,
                                 1997 (1)
10(h)                      Supply and Distribution Agreement with Bowline Family
                                 Products, Inc. dated September 26, 1997 (1)
10(i)                      [Reserved]
10(j)                      Purchase and Supply Agreement with the Rose Group dated
                                 January 22, 1997 (terminated) (1)
10(k)                      Real Estate Lease with Carr Rubin Associates dated January 21,
                                 1998 (1)
15                         Specimen Certificate (1)
99(a)                      1996 Incentive Stock Option Plan (1)


(1) Previously Filed


(2) Filed herewith

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                              INNOVA PURE WATER, INC.
Dated:           February 4, 1999                             By:      /S/ ROSE C. SMITH
      --------------------------------------                     -----------------------------------------
                                                                       Rose C. Smith
                                                                       President, Chief Executive Officer,
                                                                       Director



Dated:           February 4, 1999                             By:      /S/ JOHN E. NOHREN, JR.
      --------------------------------------                     -----------------------------------------
                                                                       John E. Nohren, Jr.
                                                                       Chairman of the Board of Directors,
                                                                       Chief Financial Officer



Dated:           February 4, 1999                             By:      /S/ ROBERT CONNELL
      --------------------------------------                     -----------------------------------------
                                                                       Robert Connell
                                                                       Principal Accounting Officer



                              FINANCIAL STATEMENTS

                            INNOVA PURE WATER, INC.

                         September 30, 1998 (Unaudited)
                               and June 30, 1998

                          Independent Auditors' Report

                            Innova Pure Water, Inc.

                              Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998






                                    CONTENTS

Independent Auditors' Report on Financial Statements..............................................................1

Financial Statements:

    Balance Sheets................................................................................................2
    Statements of Operations......................................................................................3
    Statements of Changes in Stockholders' Equity.................................................................4
    Statements of Cash Flows....................................................................................5-6
    Notes to Financial Statements..............................................................................7-20

                          Independent Auditors' Report





Board of Directors
Innova Pure Water, Inc.
Clearwater, Florida

We have audited the accompanying balance sheet of Innova Pure Water, Inc. as of June 30, 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended June 30, 1998 and 1997. These financial statements are the responsibility of the management of Innova Pure Water, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innova Pure Water, Inc. as of June 30, 1998 and the results of its operations and its cash flows for the years ended June 30, 1998 and 1997 in conformity with generally accepted accounting principles.



Certified Public Accountants
Tampa, Florida
August 20, 1998 (except for paragraph one of Note 13, as to which the date is October 7, 1998)

                            Innova Pure Water, Inc.

                                 Balance Sheets



                                                                                September 30,     June 30,
                                                                                   1998             1998
                                                                               -------------      ----------
                                                                                (Unaudited)
ASSETS
Current assets:
    Cash and cash equivalents                                                    $ 1,223,600      $   488,200
    Accounts receivable, trade (including related party of
        $187,500 and $19,400 at September 30, 1998 and June 30, 1998,
        respectively), net of allowance for doubtful accounts of $10,000 at
        September 30, 1998 and June 30, 1998                                         400,700          848,300
    Other receivables, related parties                                                70,100           73,600
    Inventories                                                                      351,600          354,100
    Other current assets                                                              18,300           10,000
                                                                                 -----------      -----------
Total current assets                                                               2,064,300        1,774,200



Property and equipment, net                                                          239,900          228,500




Other assets                                                                         187,900          175,900
                                                                                 -----------      -----------

                                                                                 $ 2,492,100      $ 2,178,600
                                                                                 ===========      ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable, trade                                                      $   205,000      $   453,100
    Accrued expenses                                                                 189,100           88,500
    Customer deposits                                                                401,900          180,900
    Current portion of obligations under capital leases                                4,000            4,800
    Current portion of long-term debt                                                  6,300            6,100
                                                                                 -----------      -----------





Total current liabilities                                                            806,300          733,400
                                                                                 -----------      -----------

Long-term liabilities:
    Obligations under capital leases, net of current portion                           9,000           10,100
    Long-term debt, net of current portion                                            18,400           20,000
                                                                                 -----------      -----------
Total long-term liabilities                                                           27,400           30,100
                                                                                 -----------      -----------

Stockholders' equity:
    Preferred stock; $.001 par value; 2,000,000 shares authorized; 0 shares issued and outstanding at September 30, 1998 and June 30, 1998
    Common stock; $.0001 par value; 50,000,000 shares authorized; 10,074,871 and 10,064,871 shares issued; 10,074,371 and 10,064,371 shares outstanding at September 30, 1998 and June 30,
        1998, respectively                                                             1,000            1,000
    Capital in excess of par value                                                 7,984,900        7,980,000
    Accumulated deficit                                                           (6,321,800)      (6,560,200)
                                                                                 -----------      -----------
                                                                                   1,664,100        1,420,800
    Treasury stock, at cost; 500 shares at September 30,
        1998 and June 30, 1998                                                        (5,700)          (5,700)
                                                                                 -----------      -----------
Total stockholders' equity                                                         1,658,400        1,415,100
                                                                                 -----------      -----------


                                                                                 $ 2,492,100      $ 2,178,600
                                                                                 ===========      ===========

Read independent auditors' report. The accompanying notes are an integral part of the financial statements.

                            Innova Pure Water, Inc.

                            Statements of Operations






                                                    Three Months
                                                 Ended September 30,                Year Ended June 30,
                                            ----------------------------      -----------------------------
                                               1998              1997            1998              1997
                                            -----------      -----------      -----------      ------------
                                            (Unaudited)      (Unaudited)
Net sales, related parties                  $   232,800      $     5,600      $   840,700      $ 2,493,100

Net sales, other                              1,272,000          406,800        2,353,400        1,387,000
                                            -----------      -----------      -----------      -----------
                                              1,504,800          412,400        3,194,100        3,880,100

Cost of sales                                   753,500          171,600        1,477,800        1,811,800
                                            -----------      -----------      -----------      -----------

Gross profit                                    751,300          240,800        1,716,300        2,068,300
                                            -----------      -----------      -----------      -----------

Operating expenses:
    Selling expenses                             58,600           54,000          203,600          395,000
    General and administrative expenses         431,800          241,100        1,265,500          942,000
    Research and product development             31,600           24,700           89,500           31,000
                                            -----------      -----------      -----------      -----------
                                                522,000          319,800        1,558,600        1,368,000
                                            -----------      -----------      -----------      -----------

Net income (loss) from operations               229,300          (79,000)         157,700          700,300
                                            -----------      -----------      -----------      -----------

Other (income) expenses:
    Interest, net                                (9,100)          (3,400)         (15,900)          18,300
    Loss on disposal of fixed assets                                               49,000
                                            -----------      -----------      -----------      -----------
                                                 (9,100)          (3,400)          33,100           18,300
                                            -----------      -----------      -----------      -----------

Net income (loss)                           $   238,400      $   (75,600)     $   124,600      $   682,000
                                            ===========      ===========      ===========      ===========

Earnings (loss) per common share            $       .02      $      (.01)     $       .01      $       .09
                                            ===========      ===========      ===========      ===========

Earnings (loss) per common share,
    assuming dilution                       $       .02      $      (.01)     $       .01      $       .07
                                            ===========      ===========      ===========      ===========










Read independent auditors' report. The accompanying notes are an integral part of the financial statements.

                            Innova Pure Water, Inc.

                 Statements of Changes in Stockholders' Equity

                  For the Periods Ended June 30, 1998 and 1997
                       and September 30, 1998 (Unaudited)



                                                                             Common Stock
                                                      Common Stock            Subscribed        Capital In
                                                  --------------------   -------------------     Excess of    Accumulated  Treasury
                                                  Shares        Amount    Shares     Amount      Par Value      Deficit      Stock
                                                  ------        ------   --------   --------    -----------   -----------  --------
Balance, June 30, 1996                            7,127,561   $    700    246,000   $            $7,013,200   $(7,366,800)   5,700

Stock issued:
    For stock subscriptions                         246,000              (246,000)
    For services and exercised options              167,500                                          67,100
    Upon conversion of notes payable                955,310        100                              338,700

Net proceeds from sale of warrants                                                                  485,300

Net income                                                                                                        682,000
                                                 ----------   --------   --------   --------     ----------   -----------    -----
Balance, June 30, 1997                            8,496,371        800          0                 7,904,300    (6,684,800)   5,700

Stock surrendered to the Company                    (91,666)

Stock issued:
    In exchange for warrants                      1,500,000        200                                 (200)
    For services and exercised options              160,166                                          75,900

Net income                                                                                                        124,600
                                                 ----------   --------   --------   --------     ----------   -----------    -----
Balance, June 30, 1998                           10,064,871      1,000                            7,980,000    (6,560,200)   5,700

Stock issued for services (unaudited)                10,000                                           4,900

Net income (unaudited)                                                                                            238,400
                                                 ----------   --------   --------   --------     ----------    ----------    -----
Balance, September 30, 1998 (unaudited)          10,074,871   $  1,000          0   $            $7,984,900   $(6,321,800)   5,700
                                                 ==========   ========   ========   ========     ==========   ===========    =====




Read independent auditors' report. The accompanying notes are an integral part of the financial statements.

                            Innova Pure Water, Inc.

                            Statements of Cash Flows




                                                                  Three Months
                                                               Ended September 30,         Year Ended June 30,
                                                           -------------------------     ----------------------
                                                              1998           1997           1998          1997
                                                           ---------      ---------      ---------      --------
                                                          (Unaudited)    (Unaudited)
OPERATING ACTIVITIES
    Net income (loss)                                      $ 238,400      $ (75,600)     $ 124,600      $ 682,000
                                                           ---------      ---------      ---------      ---------
    Adjustments to reconcile net income (loss)
        to net cash and cash equivalents provided
        (used) by operating activities:
           Depreciation and amortization                      47,700         19,800        119,000         75,300
           Provision for losses on accounts receivable                      (45,000)       (45,000)        24,800
           Loss on disposal of equipment                                                    49,000
           Common stock issued or subscribed for
               services                                        4,900                        56,600         67,100
           (Increase) decrease in:
               Accounts receivable                           615,700         10,900       (439,900)      (284,300)
               Inventories                                     2,500        (42,200)       (40,000)      (151,200)
               Other assets                                   (8,300)           300         (1,500)       (10,900)
           Increase (decrease) in accounts payable,
               accrued expenses, and customer
               deposits                                       73,500       (265,600)       307,900         (7,300)
                                                           ---------      ---------      ---------      ---------
    Total adjustments                                        736,000       (321,800)         6,100       (286,500)
                                                           ---------      ---------      ---------      ---------
    Net cash and cash equivalents provided (used)
        by operating activities                              974,400       (397,400)       130,700        395,500
                                                           ---------      ---------      ---------      ---------

INVESTING ACTIVITIES
    Acquisition of property and equipment                    (39,200)       (72,900)      (205,200)      (156,500)
    Acquisition of patents                                   (31,900)        16,200       (157,300)       (16,200)
    Advances to related parties                             (164,600)        98,200        (38,200)        (7,600)
                                                           ---------      ---------      ---------      ---------
    Net cash and cash equivalents (used) provided
        by investing activities                             (235,700)        41,500       (400,700)      (180,300)
                                                           ---------      ---------      ---------      ---------

FINANCING ACTIVITIES
    Proceeds from loans                                                                     27,000         61,400
    Payments on loans                                         (1,400)        (8,400)       (35,100)        (7,700)
    Payments on capital lease obligations                     (1,900)        (1,300)        (5,700)        (3,300)
    Proceeds from warrant sales and issuance
        of common stock                                                                     19,300        485,300
                                                           ---------      ---------      ---------      ---------
    Net cash and cash equivalents (used) provided
        by financing activities                               (3,300)        (9,700)         5,500        535,700
                                                           ---------      ---------      ---------      ---------





Read independent auditors' report. The accompanying notes are an integral part of the financial statements.

                            Innova Pure Water, Inc.

                            Statements of Cash Flows




                                                          Three Months
                                                       Ended September 30,           Year Ended June 30,
                                                   --------------------------     --------------------------
                                                      1998           1997            1998            1997
                                                   ----------     ----------      -----------     ----------
                                                    (Unaudited)   (Unaudited)
NET INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS                                       735,400       (365,600)       (264,500)        750,900

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD        488,200        752,700         752,700           1,800
                                                   ----------     ----------      ----------      ----------

CASH AND CASH EQUIVALENTS, END OF PERIOD           $1,223,600     $  387,100      $  488,200      $  752,700
                                                   ==========     ==========      ==========      ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
    INFORMATION AND NONCASH FINANCING
    ACTIVITIES:
        Cash paid for interest                     $    1,100     $    1,400      $    4,700      $   38,600
                                                   ==========     ==========      ==========      ==========
        Common stock issued upon
           conversion of notes payable             $        0     $        0      $        0      $  338,700
                                                   ==========     ==========      ==========      ==========


    During the year ended June 30, 1997, the Company capitalized $25,500 of equipment under capital leases.

    During the year ended June 30, 1998, the Company issued 1,500,000 shares of common stock in exchange for 11,000,000 outstanding warrants (see Note 12).










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notes are an integral part of the financial statements.

                            Innova Pure Water, Inc.

                         Notes to Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998



1.      NATURE OF OPERATIONS

Innova Pure Water, Inc. was incorporated in Florida in 1985 for the purpose of developing, manufacturing, and marketing proprietary, state-of-the-art effective and economical in-the-house and portable water purification products. The corporate headquarters is located in Clearwater, Florida. Sales are to both wholesale and retail markets throughout the United States, principally on credit and primarily through strategic alliances, two of which are billion dollar companies. Sales are also made to distributors in several foreign countries. Significant revenues are also generated by direct television marketing.

For the three months ended September 30, 1998 and 1997, sales to two and three customers amounted to approximately 94 and 57 percent of net sales, respectively. For the years ended June 30, 1998 and 1997, sales to two customers and one customer amounted to approximately 69 and 65 percent of net sales, respectively. Accounts receivable from these customers amounted to approximately $393,000 and $795,000 at September 30, 1998 and June 30, 1998, respectively. Included in the above net sales amounts for the three months ended September 30, 1998 and 1997 and for the years ended June 30, 1998 and 1997 are sales to related stockholders of approximately $232,800, $5,600, $840,700, and $2,493,100, respectively.

For the three months ended September 30, 1998 and 1997, sales to foreign customers (all transacted in U.S. dollars) amounted to approximately 5 and 23 percent of net sales to unaffiliated customers, respectively. For the years ended June 30, 1998 and 1997, sales to foreign customers amounted to approximately 8 and 26 percent of net sales to unaffiliated customers, respectively. These sales were made to customers in various locations as follows:


                    Three Months
                  Ended September 30,      Year Ended June 30,
                -----------------------   ---------------------
                   1998        1997         1998         1997
                ----------   ----------   --------      -------
                (Unaudited)  (Unaudited)
Brazil          $    500                               $ 71,000
Japan             21,300     $ 77,000     $102,100       79,200
New Zealand        3,000        5,400       41,600       29,000
Korea                                                    15,300
Australia                      11,300                    31,300
Canada                                         600       48,700
England            7,800                    28,300       31,200
Other             31,000                    15,000       52,400
                --------     --------     --------     --------
                $ 63,600     $ 93,700     $187,600     $358,100
                ========     ========     ========     ========



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                                                                              7

                            Innova Pure Water, Inc.

                         Notes to Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998



1.      NATURE OF OPERATIONS (CONTINUED)

On July 21, 1997, the Company entered into a strategic alliance which includes manufacturing, developing, marketing, and distributing provisions with Rubbermaid Incorporated(R) ("Rubbermaid"). This agreement grants Rubbermaid certain rights to the products and technology of the Company as well as to market and distribute certain products throughout the United States and specific other countries during the term of the agreement. The Company also granted Rubbermaid the non-exclusive right to market and distribute certain products throughout the rest of the world with the exception of specific products and/or markets reserved under pre-existing agreements under other strategic alliances. In addition to the product price, the agreement calls for a limited price adjustment of $.10 per unit for the first ten million units of product purchased by Rubbermaid. On termination of the agreement, the Company is entitled to a minimum of $500,000 less any limited price adjustments already paid. Included in net sales for the three months ended September 30, 1998 and the year ended June 30, 1998 are approximately $79,000 and $100,000 of revenues relating to this limited price adjustment.

The Company currently holds numerous patents in the field of water treatment and has additional domestic and foreign patents pending. The Company pursues an aggressive product development program with the goal to provide its strategic partners with unique competitive advantages.


2.      SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed are:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        In the opinion of management, all adjustments consisting only of normal recurring adjustments necessary for a fair statement of (a) the results of operations for the three-month periods ended September 30, 1998 and 1997, (b) the financial position at September 30, 1998, and (c) cash flows for the three-month periods ended September 30, 1998 and 1997, have been made.




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                                                                              8

                            Innova Pure Water, Inc.

                         Notes to Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998



2.      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Cash and cash equivalents consist of checking and operating accounts. The cash deposits are with a single financial institution and are in excess of the Federal Deposit Insurance Corporation's insurance coverage limit of $100,000 at September 30, 1998 and June 30, 1998.

        Inventory is stated at the lower of cost, determined by the first-in, first-out method, or market.

        Property and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, ranging generally from three to ten years. Additions to and major improvements of property and equipment are capitalized. Repair and maintenance expenditures are charged to expense as incurred. As property or equipment is sold or retired, the applicable cost and accumulated depreciation are eliminated from the accounts and any gain or loss is recorded.

        When the Company has long-lived assets which have a possible impairment indicator, the Company estimates the future cash flows from the operation of these assets. If the estimated cash flows recoup the recorded value of the assets, they remain on the books at that value. If the net recorded value cannot be recovered, the assets are written down to their fair market value if lower than the recorded value.

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        Intangible assets which are included in other assets in the accompanying financial statements are being amortized over their estimated useful life of five years.

        The Company recognizes revenue at the time products are shipped. Any deposits received in advance of product shipment are reflected as liabilities until the products are shipped.




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                                                                              9

                            Innova Pure Water, Inc.

                         Notes to Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998



2.      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Advertising costs are charged to operations as incurred. Approximately $2,000 of advertising expense was charged to operations for the three-month period ended September 30, 1998. No advertising expense was charged to operations for the three-month period ended September 30, 1997. For the years ended June 30, 1998 and 1997, $3,000 and $15,000 of advertising costs were charged to operations, respectively.

        The Financial Accounting Standards Board issued Statement 123 (SFAS
        123), Accounting for Stock-Based Compensation, which provides that expense equal to the fair value of all stock-based awards on the date of the grant be recognized over the vesting period. Alternatively, this statement allows entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation expense is recorded on the date the options are granted equal to the excess of the market price of the underlying stock over the exercise price. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosure of the provisions of SFAS 123. Under APB Opinion No. 25, the Company recorded $4,900 of compensation expense for the three months ended September 30, 1998. No compensation expense was recorded for the three months ended September 30, 1997. The Company recorded $56,600 and $67,100 of compensation expense for the years ended June 30, 1998 and 1997, respectively.

        During the year ended June 30, 1998, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share." This statement requires dual presentation of basic and diluted earnings per share (EPS) for complex capital structures on the face of the income statement. Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities, such as stock options and warrants, into common stock. The June 30, 1997 earnings per share amounts have been restated to give effect to the application of SFAS 128. The effect of the restatement on earnings per share for the year ended June 30, 1997 was an increase of $.01 per share.

        The Company records shares of common stock as outstanding at the time the Company becomes contractually obligated to issue shares.





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                                                                            10

                            Innova Pure Water, Inc.

                         Notes to Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998



2.      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



        Certain minor reclassifications have been made in the 1997 financial statements to conform to the classifications used in 1998.


3.      INVENTORIES

Inventories consist of:


                                                                          September 30,          June 30,
                                                                               1998                1998
                                                                         --------------        ------------
                                                                           (Unaudited)
        Raw materials                                                    $      304,300        $   301,900
        Finished goods                                                           39,400             43,000
        Work in process                                                           7,900              9,200
                                                                         --------------        -----------
                                                                         $      351,600        $   354,100
                                                                         ==============        ===========









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                                                                            11

                            Innova Pure Water, Inc.

                         Notes to Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998



4.      PROPERTY AND EQUIPMENT

        Property and equipment consist of:

                                                                           September 30,         June 30,
                                                                               1998               1998
                                                                           -------------       -----------
                                                                           (Unaudited)
        Tooling                                                             $   309,600        $   290,500
        Machinery and equipment                                                 373,400            353,300
        Vehicles                                                                 32,900             32,900
        Equipment under capital lease                                            25,500             25,500
                                                                            -----------        -----------
                                                                                741,400            702,200
        Less:
           Accumulated depreciation                                             493,100            466,400
           Accumulated depreciation on equipment
               under capital lease                                                8,400              7,300
                                                                            -----------        -----------
                                                                            $   239,900        $   228,500
                                                                            ===========        ===========


5.      RELATED PARTY TRANSACTIONS AND COMMITMENTS

        The Company entered into an employment agreement with its President and Chief Executive Officer effective June 30, 1997, which provides for her employment for a five-year term ending June 29, 2002. Under the agreement, she is to receive a base salary of $150,000 per year as well as a bonus of two percent of net sales of the Company, adjusted by the annual gross margin achieved. For the three months ended September 30, 1998 and the year ended June 30, 1998, commissions earned under the agreement amounted to approximately $29,700 and $61,600, respectively, and are included in accrued expenses in the accompanying financial statements. The agreement contains a restrictive covenant not to compete for the term of the agreement and for five years following termination of service without cause. The agreement provides for severance payments equal to 200 percent of the annual base compensation due under the agreement in the event there is a "change of control" of the Company, as defined therein, and she is subsequently terminated without cause.

        The Company has been assigned the rights to certain patents owned by the majority stockholder of the Company who is also the Chairman of the Board of Directors of the Company. The costs of maintaining these patents are included in other assets at September 30, 1998 and June 30, 1998 and amount to $180,400 and $168,500, respectively. The costs are being amortized on a straight-line basis over a five-year period.



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                                                                            12

                            Innova Pure Water, Inc.

                         Notes to Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998



5.        RELATED PARTY TRANSACTIONS AND COMMITMENTS (CONTINUED)

          Effective June 30, 1997, the Company entered into an employment agreement with the Chairman of the Board of Directors expiring on December 31, 2002. This agreement obligates the Company to pay him, in return for the assignment of his patent rights, a minimum of $100,000 of royalties per year, with a cap of $300,000 per year, during the term of his employment. The royalty payments will be calculated based on five percent of sales of products that incorporate these assigned patents. Upon his termination, a three percent royalty shall be paid over the residual life of his patents. In connection with the assignment, the Company paid $74,200, $20,700, $152,900, and $150,000 to the Chairman for the three months ended September 30, 1998 and 1997 and the years ended June 30, 1998 and 1997, respectively.

          The above employment agreements and assignment of rights to patents and royalty payments are not necessarily indicative of the agreements that would have been entered into by independent parties.


6.        LONG-TERM DEBT

          Long-term debt consists of:


                                                                           September 30,        June 30,
                                                                               1998               1998
                                                                           -------------       ----------
                                                                            (Unaudited)
        Note payable; 7.25% interest; monthly payments
           of principal and interest of $652 through
           April 30, 2002; collateralized by a vehicle                      $   24,700         $   26,100
           Less amounts currently due                                            6,300              6,100
                                                                            ----------         ----------
                                                                            $   18,400         $   20,000
                                                                            ==========         ==========





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                                                                           13

                            Innova Pure Water, Inc.

                         Notes to Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998



6.        LONG-TERM DEBT (CONTINUED)

          The following is a schedule by year of the principal payments required under this note as of September 30, 1998:

                        1999                                   $ 6,300
                        2000                                     6,600
                        2001                                     7,100
                        2002                                     4,700
                                                               -------
                                                               $24,700
                                                               =======

7.        CAPITAL LEASES

          The Company has capitalized rental obligations under leases of equipment. The obligations, which mature in 1998 and 2002, represent the total present value of future rental payments discounted at the interest rates implicit in the leases. Future minimum lease payments under the capital leases are:

                   Year Ending
                  September 30,
                  -------------
                      1999                                     $ 5,400
                      2000                                       4,700
                      2001                                       4,700
                      2002                                       1,200
                                                               -------
                Total minimum lease payments                    16,000
                Less:
                   Amount representing interest                  3,000
                   Amount currently due                          4,000
                                                               -------
                Present value of net minimum lease payments    $ 9,000
                                                               =======



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                                                                              14

                            Innova Pure Water, Inc.

                         Notes to Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998



8.        LEASE COMMITMENTS

          The Company rents its operating facilities under a noncancelable operating lease expiring in March 2003.

          The following is a schedule by year of future minimum rental payments required under this lease as of September 30, 1998:

                       Year Ending
                       September 30,
                       -------------
                           1999                                                $  121,400
                           2000                                                   126,200
                           2001                                                   131,100
                           2002                                                   136,300
                           2003                                                    69,500
                                                                               ----------
                                                                               $  584,500
                                                                               ==========

          Rent expense amounted to approximately $29,800 and $19,300 for the three months ended September 30, 1998 and 1997, respectively. For the years ended June 30, 1998 and 1997, rent expense amounted to approximately $99,000 and $71,400, respectively.


9.        INCOME TAXES

          The Company has incurred significant operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented. These operating losses give rise to a deferred tax asset at June 30, 1998 and are as follows:

                   Deferred tax asset                                        $   2,500,000
                   Allowance                                                    (2,500,000)
                                                                             -------------
                                                                             $           0
                                                                             =============


          The Company has available at June 30, 1998 approximately $6.1 million of unused operating loss carryforwards that may be applied against future taxable income which would reduce taxes payable by approximately $2.5 million in the future. These operating loss carryforwards expire beginning in 2001. Due to the Company's history of operating losses, management has established a valuation allowance in the full amount of the deferred tax assets arising from these losses because management believes it is more likely than not that the Company will not generate sufficient taxable income within the appropriate period to offset these operating loss carryforwards. Income tax benefits resulting from the utilization of these carryforwards will be recognized in the year in which they are realized for federal and state tax purposes. For the years ended June 30, 1998 and 1997, the Company utilized approximately $108,000 and $200,000 of these loss carryforwards, respectively.



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                                                                            15

                            Innova Pure Water, Inc.

                         Notes to Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998



10.       EARNINGS PER SHARE

          The following data shows the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:



                                   Three Months
                                 Ended September 30,              Year Ended June 30,
                             ---------------------------      ---------------------------
                                1998            1997              1998            1997
                             ------------    -----------      -----------     -----------
                             (Unaudited)     (Unaudited)
Net income (loss)            $   238,400     $   (75,600)     $   124,600     $   682,000
                             ===========     ===========      ===========     ===========

Weighted average number
   of common shares used
   in basic EPS               10,069,914       8,495,871        9,499,374       7,279,660
Effect of dilutive stock
   options and warrants          399,614                          482,211       2,445,701
                             -----------     -----------      -----------     -----------
Weighted average number
   of common shares and
   dilutive potential
   common stock used
   in diluted EPS             10,469,528       8,495,871        9,981,585       9,725,361
                             ===========     ===========      ===========     ===========



11.       EQUITY

          On September 25, 1996, the Company's Board of Directors approved an increase in the number of common stock shares authorized from 10,000,000 to 50,000,000, and decreased the par value to $.0001 per share. All references in the accompanying financial statements to the number of shares and par value have been restated to reflect the above transactions.

          Effective October 24, 1996, the Board of Directors authorized 2,000,000 shares of preferred stock with a par value of $.001 per share. The Board of Directors is authorized to issue the preferred stock in series and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences, and limitations of each series of preferred stock. At September 30, 1998 and June 30, 1998, no preferred stock shares were issued or outstanding.







          Read independent auditors' report.

                            Innova Pure Water, Inc.

                         Notes to Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998



12.       STOCK OPTIONS AND WARRANTS


          On August 1, 1996, the Company reached an agreement with Innova Holdings, LLC, a company owned by the Cayre family who also owns the Good Times family of companies. Good Times has agreed to provide the Company with certain sales and marketing assistance to sell via direct television, including certain Richard Simmons promotions. In connection with this agreement, the Company was paid $500,000 for warrants for the right to purchase 11,000,000 shares of common stock. The warrants, which were non-dilutive, had the following exercise prices and expiration dates:



               3,300,000 shares at an exercise price of $.40 per share
                  expiring October 31, 1997;



               3,300,000 shares at an exercise price of $.75 per share
                  expiring October 31, 1998; and



               4,400,000 shares at an exercise price of $1.00 per share
                  expiring October 31, 1999.


          On October 30, 1997, the Company entered into a stock purchase agreement with Innova Holdings, LLC. In connection with this agreement, the Company issued 1,500,000 shares of its common stock to Innova Holdings, LLC in exchange for the surrender of these warrants to purchase 11,000,000 shares of the Company's common stock. The 1,500,000 shares issued cannot be sold, transferred, assigned, or pledged for a two-year period beginning October 30, 1997.

          During the year ended June 30, 1997, the Company reserved 750,000 common shares for issuance under the Company's 1996 incentive stock plan. During the year ended June 30, 1998, 715,000 stock options, net of forfeitures, were granted under this plan at an exercise price of $.50 per share. The options vest over a three-year period beginning July 1, 1998 and expire on June 30, 2001.

          Additionally, the Company has an incentive stock option plan for key employees and advisory members. The plan allows stock options to be granted to officers, employees, directors, and members of the technical and marketing advisory boards of the Company.










Read independent auditors' report.
                                                                         17

                            Innova Pure Water, Inc.

                         Notes to Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998



12.     STOCK OPTIONS AND WARRANTS (CONTINUED)

The following is a summary of stock option activity:


                                                                    Directors, Technical
                                                                    Advisory Board, and
                                          Employee Incentive      Marketing Advisory Board     1996 Incentive
                                          Stock Option Plan         Stock Option Plan         Stock Option Plan
                                      ------------------------    ------------------------  -----------------------
                                                    Weighted                   Weighted                   Weighted
                                                    Average                    Average                    Average
                                       Number       Exercise      Number       Exercise      Number       Exercise
                                      of Shares      Price       of Shares       Price      of Shares      Price
                                      ------------------------------------------------------------------------------
Options granted and outstanding,
    June 30, 1997                        62,500      $.50         122,500        $.50
Options granted during the year                                                               775,000       $.50
Options expired during the year         (34,000)     (.50)         (4,000)       (.50)
Options forfeited during the year                                                             (60,000)      (.50)
Options exercised during the year
    (at a price of $.50 per share)      (28,500)     (.50)        (10,000)       (.50)
                                      ------------------------------------------------------------------------------
Options granted and outstanding,
    June 30, 1998 and September 30,
    1998                                      0      $.00         108,500        $.50         715,000       $.50
                                      ==============================================================================

The following table summarizes the status of options outstanding at September 30, 1998:

                                               Outstanding Options                 Exercisable Options
                                        ----------------------------------        -------------------------
                                                                  Weighted                      Weighted
                                                                  Average                       Average
                                                                  Remaining                     Remaining
                                        Exercise                  Contractual                   Contractual
                                          Price       Number         Life          Number          Life
                                        -------------------------------------------------------------------
        1996 Incentive Stock
           Option Plan                    .50         715,000         2.75         238,332         2.75
        Directors, Technical Advisory
           Board, and Marketing
           Advisory Board                 .50         108,500          .17         108,500          .17
                                                    ---------                     --------
                                                      823,500                      346,832
                                                    =========                     ========










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                                                                           18

                            Innova Pure Water, Inc.

                         Notes to Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998



12.     STOCK OPTIONS AND WARRANTS (CONTINUED)


In addition to the above, the Company has outstanding at September 30, 1998 and 1997 and June 30, 1998 and 1997 warrants to purchase 250,000 shares of the Company's common stock at a price of $.50 per share. The warrants are exercisable at any time through August 15, 2001, at which time the warrants expire. At September 30, 1998 and June 30, 1998, 250,000 shares of the Company's common stock have been reserved for issuance under these warrants.


SFAS 123 requires disclosure of pro forma net income as if the fair value based method had been applied in measuring compensation costs for common stock options and warrants granted. Pro forma net income (loss) and net earnings
(loss) per common share are as follows for the three-month periods ended September 30, 1998 and 1997 and the years ended June 30, 1998 and 1997:



                                                   Three Months Ended
                                                      September 30,              Year Ended June 30,
                                                -------------------------     ----------------------------
                                                   1998           1997            1998             1997
                                                ----------------------------------------------------------
                                                (unaudited)    (unaudited)
        As reported:
           Net income (loss)                    $  238,400     $  (75,600)    $  124,600     $     682,000
                                                ==========================================================
           Basic earnings per
               common share                     $      .02     $     (.01)    $      .01     $         .09
                                                ==========================================================
           Diluted earnings per
               common share                     $      .02     $     (.01)    $      .01     $         .07
                                                ==========================================================

        Pro forma:
           Net income (loss)                    $  195,800     $  (75,600)    $   37,100     $    (706,000)
                                                ==========================================================
           Basic income (loss) per
               common share                     $      .02     $     (.01)    $        0    $        (.10)
                                                ==========================================================
           Diluted income (loss)
               per common share                 $      .02     $     (.01)    $        0    $        (.10)
                                                ==========================================================


The weighted average fair value of the options and warrants at their grant during the year ended June 30, 1998 was $.71. The estimated fair value of each option and warrant granted is calculated using the Black-Scholes option-pricing model. The following summarizes the weighted average of the assumptions used in the model:


        Risk-free interest rate                                                                   5.78%
        Expected years until exercise                                                             4.0
        Expected dividend yield                                                                     0
        Estimated fair market value of underlying stock                                           $.30




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                                                                             19

                            Innova Pure Water, Inc.

                         Notes to Financial Statements

                         September 30, 1998 (Unaudited)
                               and June 30, 1998



13.     CONTINGENCY

The Company is the plaintiff in a patent infringement and unfair competition lawsuit entitled Innova/Pure Water, Inc. v. Aladdin Sales & Marketing, Inc., Filtex USA, Ltd., ACT Marketing, Inc., ACT Marketing, Ltd., Advanced Consumer Technologies, Inc., and Robert Luzenberg, Case No. 97-924-Civ-T-25D (M.D. Fla.). The Company claimed patent infringement and false advertising on the part of the Defendants. Prior to trial, the Company resolved the false advertising claims on terms deemed favorable to the Company by management, receiving a cash settlement and an agreement that future statements and claims would only present factual information. On October 7, 1998, the Court entered a summary judgment ruling that the defendants did not infringe the Company's patent. The Company has appealed the lower court's ruling to the United States Court of Appeals for the Federal Circuit in Washington, D.C. The Company has received an opinion of patent counsel that there is a "high probability" that the lower court's ruling will be overturned and that the Filtex products will be held to be an infringement of the Company's patent. Resolution of the Company's appeal may take between six months and a year.

The Company is also the defendant in a lawsuit filed by a former employee who alleges breach of his employment contract. The case is Alan R. Kelly v. Innova Pure Water, Inc., Pinellas County Circuit Court Case No. 98-2771-C1-007. The plaintiff is seeking severance pay, bonus pay, stock options, and attorney fees. The Company denies entering into an employment agreement with the plaintiff and disputes his being entitled to the requested compensation and damages. The Company is vigorously defending the case while attempting to settle with Mr. Kelly. Discovery has just commenced and the case has not yet been set for trial. There is a likelihood of an unfavorable outcome if the trier of fact determines that an employment agreement existed between Mr. Kelly and the Company. Mr. Kelly has not provided a complete damages claim; however, at this time, it appears there is a maximum potential loss of $80,000 plus stock options for 150,000 shares of the Company's stock. While management believes the plaintiff's claim is meritless, there is no assurance that the Company will not suffer an adverse outcome in the lawsuit.


14.     YEAR 2000 (UNAUDITED)

The "year 2000 issue" is the result of computer programs being written using two digits rather than four to define the applicable year. Programs with this problem may recognize a date using "00" as the year 1900 rather than the year 2000, resulting in system failures or miscalculations. Given this uncertainty, the Company has recognized the need to remain vigilant in its Year 2000 analysis. During the year ended 6/30/98, the Company replaced all non-compliant systems with updated hardware and software at a cost of approximately $20,000. The Company does not anticipate any further costs to make existing systems compliant. In addition, the Company is in the process of assessing the Year 2000 readiness of its key suppliers and customers. This assessment is expected to be completed by June 30, 1999. The Company has not established a contingency plan with respect to the Year 2000 issue. Although the Company believes that any changing conditions will not create any unforeseen Year 2000 problems, they will continue to review the Company's Year 2000 status on a quarterly basis.











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                                                                           20